MORE NUTRITION

BETTER HEALTH

PURELY HAWAIIAN



2009 Annual Report

Cyanotech®

Leaders in nutritionally superior micro-algae







A Letter to Our Shareholders

Fiscal 2009 was a landmark year for Cyanotech. It was a year full of achievement and excitement as we positioned our company financially and strategically for the future, despite the economic challenges. Our singular focus on business fundamentals combined with our commitment to cost containment, improving productivity and growing sales resulted in record revenues of $13.9 Million, a 23 percent increase over fiscal 2008. We also became operationally more efficient and profitable, generating $1,142,000 in net income, compared to a net loss of $1,139,000 for fiscal 2008. Gross profit margins grew to 40%, compared to a gross profit margin of 27% reported for fiscal 2008.

A significant milestone in fiscal 2009 included the validation and third party confirmation of Spirulina Pacifica's nutritional superiority among all competing brands. This achievement solidifies Cyanotech's position as the global nutritional leader.

Other highlights of fiscal 2009 include:

Quality — Third party tests confirmed Hawaiian Spirulina Pacifica's® superior nutritional content across all leading brands. In addition, Cyanotech significantly improved the potency of its Astaxanthin biomass.

Cost Containment — Consolidating vendors, reducing costs and implementing controls throughout the supply chain delivered a 13-point margin improvement.

Increased Productivity — New cultivation strategies, combined with adherence to stringent production metrics, increased Hawaiian Spirulina Pacifica® productivity by 52% and Astaxanthin productivity by 18%.

Sales Growth — Sales increased 23% through improved service levels, a strategic price increase across all classes of trade and marketing of the Hawaii difference.

Net Income — Cyanotech delivered $1.142 million in net income, which represents a $2.281 million turnaround.

The breadth, depth and technological sophistication of our products have long set us apart from competitors and made our brand one of the strongest in the world. As we stabilize the business, we are well positioned to take advantage of increasing consumer demand for functional, nutritionally superior health and wellness products. Our commitment to innovation and technology will allow us to continue to deliver the best microalgae-based, high-value nutrition and health products available.

I would like to thank our loyal customers, shareholders, and our employees for their dedication, hard work and enthusiasm in making 2009 a landmark and exciting year for the company.

Andrew H. Jacobson

President and CEO

Financial Highlights

Cyanotech Sales ($M) 2007 - 2009



$16000
$12800
$9600
$6400
$3200
$0
2007
2008
2009

Cyanotech Net Income ($M) 2007 - 2009



$2000
$1000
$0
$-1000
$-2000
$-3000
$-4000
$-5000
$-6000
$-7000
$-8000
+$1.1M
-$1.1M
-$7.4M
2007
2008
2009

Cyanotech Gross Profit ($M) 2007 - 2009



$6000
$5000
$4000
$3000
$2000
$1000
$0
+79%
+172%
2007
2008
2009

Spirulina Pacifica Improved Nutritional Profile



20
15
10
5
0
2008
2009
Vitamin B12
Iron
Zeaxanthin
Total Carotennoids

Hawaiian Spirulina Pacifica Production



+52%
2008
2009

BioAstin Production



+18%
2008
2009

Looking ahead to 2010

We are excited about our next fiscal year and the opportunities created through the continued focus on sound business fundamentals, innovation and our core product lines. We will be introducing a new branding platform and packaging for Hawaiian Spirulina Pacifica® and MD Formula's Hawaii® along with a solid line up of new products featuring our signature ingredients, Hawaiian Spirulina Pacifica® and Bioastin®. These new products leverage the strength and nutritional superiority of our signature ingredients while expanding Cyanotech into new markets and new categories. Our commitment to efficacy and high performance combined with our focus on education and value added formulations allow us to fulfill the needs of our customers and a nutritionally hungry market.

Spirulina Pacifica

Our new branding highlights the brand name Spirulina Pacifica while communicating the importance of Hawaii and its superior nutritional content. The color palette helps consumers clearly identify Spirulina Pacifica and facilitates consumer choice at point of purchase.


More Nutrition
Pure Hawaiian
Spirulina
pacifica

Key attributes of Spirulina Pacifica

- More nutrition than any other Spirulina brand in the world
- Hawaiian cultivated in a Biosecure zone free of pollution, pesticides with 100% potable water and 94 trace minerals from the ocean
- Ocean Chill Drying™ technology

MD Formula's Hawaii

The new MD Formula's Hawaii branding positions the brand as a clinical, Doctor inspired range designed to support health and wellness, featuring the best selling brand of Astaxanthin on the market, BioAstin.


MD Formulas
OmegaAstin
Omega
JointAstin
Joint
EyeAstin
Eye

Key attributes of MD Formulas Hawaii

- Features 100% BioAstin, pure natural Astaxanthin
- Formulated by a practicing medical doctor and founding member of The American Society of Integrative Medical Practitioners
- Highest quality brand name ingredients
- Hawaiian cultivated and vegetarian

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2009
Commission File Number 0-146-02

CYANOTECH CORPORATION

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**91-1206026** (I. R. S. Employer Identification No.)
73-4460 Queen Kaahumanu Highway, Suite 102, Kailua-Kona, Hawaii (Address of principal executive offices)	**96740** (Zip Code)

Registrant's telephone number, including area code: **(808) 326-1353**

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
None	**NASDAQ Capital Market**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.02 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant on June 22, 2009 was approximately $8,863,598 based on the closing sale price of the Common Stock on the NASDAQ Capital Market on that date.

Number of shares outstanding of Registrant's Common Stock at June 22, 2009 was 5,245,770.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission on or prior to July 29, 2009 and to be used in connection with the Annual Meeting of Stockholders expected to be held on September 9, 2009, are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Report and other presentations made by Cyanotech Corporation ("CYAN") and its subsidiaries contain "forward-looking statements," which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as "expects," "anticipates," "intends," "plan," "believes," "predicts", "estimates" or similar expressions. In addition, any statement concerning future financial performance, ongoing business strategies or prospects and possible future actions are also forward-looking statements. Forward-looking statements are based upon current expectations and projections about future events and are subject to risks, uncertainties and the accuracy of assumptions concerning CYAN and its subsidiaries (collectively, the "Company"), the performance of the industry in which they do business and economic and market factors, among other things. **These forward-looking statements are not guarantees of future performance.**

Forward-looking statements speak only as of the date of the Report, presentation or filing in which they are made. Except to the extent required by the Federal Securities Laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our forward-looking statements in this Report include, but are not limited to:

- Statements relating to our business strategy;
- Statements relating to our business objectives; and
- Expectations concerning future operations, profitability, liquidity and financial resources.

These forward-looking statements are subject to risk, uncertainties and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. The following factors, among others, could cause our financial performance to differ significantly from the goals, plans, objectives, intentions and expectations expressed in our forward-looking statements:

- The added risks associated with the current local, national and world economic crisis.
- The effects of competition, including locations of competitors and operating and market competition;
- Environmental restrictions, soil and water conditions, weather and other hazards;
- Access to available and reasonable financing on a timely basis;
- Changes in laws, including increased tax rates, regulations or accounting standards, and decisions of courts, regulators and governmental bodies;
- Demand for the company's products, the quantities and qualities thereof available for sale and levels of customer satisfaction;
- Our dependence on the experience and competence of our executive officers and other key employees;
- The risk associated with the geographic concentration of the company's business;
- Acts of war, terrorists incidents or natural disasters;
- Other risks or uncertainties described elsewhere in this Report (e.g. Item 1A. Risk Factors) and in other periodic reports previously and subsequently filed by the Company with the Securities and Exchange Commission.

PART I

Item 1. Business

General

Cyanotech Corporation is a world leader in the production of high value natural products derived from microalgae. Incorporated in 1983, the Company is guided by the principle of providing beneficial, quality microalgal products for health and human nutrition in a sustainable, reliable and environmentally sensitive operation. We are ISO 9001:2000 compliant and GMP (Good Manufacturing Practices) certified by the Natural Products Association™, reinforcing our commitment to quality in our products, quality in our relationships (with our customers, suppliers, co-workers and the communities we live in), and quality of the environment we work in. The Company's products include:

- *BioAstin*® natural astaxanthin is a powerful dietary antioxidant with expanding applications as a human nutraceutical and functional food ingredient, shown to support and maintain the body's natural inflammatory response, to enhance skin, muscle and joint health; and
- *Spirulina Pacifica*® is a nutrient-rich dietary supplement used for extra energy, a strengthened immune system, anti-inflammatory benefits and as a source of antioxidant carotenoids.

Microalgae are a diverse group of microscopic plants that have a wide range of physiological and biochemical characteristics and contain, among other things, high levels of natural protein, amino acids, vitamins, pigments and enzymes. Microalgae have the following properties that make commercial production attractive: (1) microalgae grow much faster than land grown plants, often up to 100 times faster; (2) microalgae have uniform cell structure with no bark, stems, branches or leaves, permitting easier extraction of products and higher utilization of the microalgae cells; and (3) the cellular uniformity of microalgae makes it practical to manipulate and control growing conditions in order to optimize a particular cell characteristic. Efficient and effective cultivation of microalgae requires consistent light, warm temperatures, low rainfall and proper chemical balance in a very nutrient-rich environment, free of environmental contaminants and unwanted organisms. This is challenge that has motivated us to design, develop and implement proprietary production and harvesting technologies, systems and processes in order to provide human nutritional products derived from microalgae.

Our production of these products at the 90-acre facility on the Kona Coast of Hawaii provides several benefits. We selected the Keahole Point location in order to take advantage of relatively consistent warm temperatures, sunshine and low levels of rainfall needed for optimal cultivation of microalgae. This location also offers us access to cold deep ocean water, drawn from an offshore depth of 2,000 feet, which we use in our patented *Ocean-Chill Drying* system to eliminate the oxidative damage caused by standard drying techniques and as a source of trace nutrients for microalgal cultures. The area is also designated a Biosecure Zone, free of pesticides and herbicides. We believe that our technology, systems, processes and favorable growing location generally permit year-round harvest of our microalgal products in a cost-effective manner.

Unless otherwise indicated, all references in this report to the "Company," "we," "us," "our," and "Cyanotech" refer to Cyanotech Corporation and its wholly owned subsidiary, Nutrex Hawaii, Inc. ("Nutrex Hawaii" or "Nutrex"), a Hawaii corporation.

Cyanotech's Business

The Company operates entirely in one operating segment, the cultivation and production of microalgae into high-value, high-quality natural health and nutrition products. The Company cultivates, on a large-scale basis, two microalgal species from which our two major product lines, spirulina products and natural astaxanthin products, are derived. Cyanotech records revenue and cost of sales information by product category but does not record operating expenses by such product category.

The following table sets forth, for the three years ended March 31, 2009, the net sales contributed by each of the Company's product lines (in thousands):

	Net Sales		
	2009	2008	2007
Spirulina products:			
Spirulina Pacifica	$6,835	$5,980	$6,090
Natural astaxanthin products:			
BioAstin	7,093	4,808	2,354
NatuRose	—	443	1,142
Other	22	133	97
Total	$13,950	$11,364	$9,683

Spirulina Products

Cyanotech has been producing a strain of spirulina microalgae marketed as *Spirulina Pacifica* since 1984. *Spirulina Pacifica* represents 49%, 53% and 63% of net sales for the years ended March 31, 2009, 2008, and 2007, respectively. *Spirulina Pacifica* provides a vegetable-based, highly absorbable source of protein, natural beta-carotene, mixed carotenoids, B vitamins, gamma linolenic acid, essential amino acids and other phytonutrients. *Spirulina Pacifica* is produced in three forms: powder, flake and tablets. Powder is used as an ingredient in nutritional supplements and health beverages; flakes are used as a seasoning on various foods; and tablets are consumed as a daily dietary supplement. All three forms are sold as raw material ingredients in bulk quantities and as packaged consumer products under the Nutrex Hawaii label.

Spirulina Pacifica is GRAS (generally recognized as safe) for addition to a variety of foods as determined by the United States Food and Drug Administration. The Company's all natural *Spirulina Pacifica* is also certified Kosher by Organized Kashrus Laboratories of Brooklyn, New York and is cultivated without the use of herbicides or pesticides.

Our *Spirulina Pacifica* is cultivated in a combination of fresh water and a metered amount of nutrient-rich deep ocean water (containing essential trace elements), drawn from a depth of 2,000 feet below sea level. This water mixture is supplemented with other major required nutrients. With the exception of deep ocean water, the raw materials and nutrients required in our Spirulina production are available from multiple sources; however, there can be no assurance that the pricing from a new source will be comparable to current pricing. In the case of deep ocean water, although abundantly available at this location, the facility to pump and deliver the water to the Company is owned by the State of Hawaii. The facility is constructed of two separately located pump stations providing redundancy should one station fail. The State of Hawaii sets the price for deep ocean water annually based on its cost to deliver the water. If the pricing for a critical raw material or nutrient significantly increases, this could have a material adverse effect on our business, financial condition and results of operations. The ability of the Company's suppliers to meet performance and quality specifications and delivery schedules is also important to operations.

Continuing the production process, the Spirulina crop in each pond is circulated by paddlewheels to keep an even blend of nutrients in suspension and a uniform exposure of the algae to sunlight. Our ponds are engineered to maintain the right media depth for sunlight to permeate each crop completely, facilitating rapid growth. The design of our cultivation ponds promotes efficient growing conditions, allowing the *Spirulina Pacifica* algae to reproduce rapidly. Each pond can be harvested, on average, in six days. As sunlight is a major component of cultivation, production can be impacted by seasonality changes during the winter months, with shortened daylight hours and potential inclement weather.

Once ready for harvest, a majority of the Spirulina algae are pumped from a pond to our processing building where the crop is separated from the culture media. The culture remaining in the ponds serves as an inoculum for the next growth cycle. Harvested Spirulina is washed with fresh water and filtered before moving to the drying stage. Culture media separated from Spirulina algae during processing are conserved and recycled. Our *Integrated Culture Biology Management* ("ICBM") technology for microalgae cultivation has proven to be a reliable and stable operating environment, allowing us to grow and harvest Spirulina without significant contamination by unwanted microorganisms and without associated loss of productivity.

Spirulina Pacifica powder is dried via our patented low-oxygen *Ocean-Chill Drying* process, thereby preserving high levels of antioxidant carotenoids and other nutrients sensitive to heat and oxygen. The drying process takes about six seconds and results in a dark green powder. Spirulina powder is difficult to form into tablets. Most tablet manufacturers either add high amounts (from 10% to 30%) of inert substances to "glue" the tablet together or use a heat granulation process that destroys nutrients. In contrast, our *Spirulina Pacifica* tablets contain a maximum of 2% of such substances and are produced in cold press compression tablet-making machines. Our *Spirulina Pacifica* flakes are produced by combining freshly harvested *Spirulina Pacifica* with food-grade lecithin and drying this blend in a proprietary system.

Each production lot of *Spirulina Pacifica* is sampled and subjected to thorough quality control analyses including testing for moisture, carotenoids, minerals, color and taste, among others. Further, each lot of our *Spirulina Pacifica* undergoes a prescribed set of microbiological food product tests, including total aerobic bacteria, coliform bacteria and E. coli. The *Spirulina Pacifica* powder, flakes and tablets are packed. This packaging ensures product freshness and extends the shelf life of bulk *Spirulina Pacifica* products. The Company's packaged consumer products are bottled and labeled by two contractors in California. These contractors are Kosher certified and subject to regular government inspections. Such packaging services are readily available from multiple sources.

The majority of our bulk Spirulina sales are to health food manufacturers and formulators with their own Spirulina product lines, many of whom identify and promote Cyanotech's Hawaiian *Spirulina Pacifica* in their products. Such customers purchase bulk powder or bulk tablets and package these products under their brand label for sale to the health and natural food markets. Many of the brands produced by these customers are marketed and sold domestically in direct competition with the packaged consumer products sold through our Nutrex Hawaii subsidiary. Nutrex Hawaii packaged consumer products are sold through an established health food distribution network in the domestic market and shipped through our wholesale distributors. In selected foreign markets, we have exclusive sales distributors for both our bulk and packaged consumer products.

Our *Spirulina Pacifica* products compete with a variety of vitamins, dietary supplements, other algal products and similar nutritional products available to consumers. The nutritional products market is highly competitive and includes international, national, regional and local producers and distributors, many of whom have greater resources than Cyanotech and many of whom offer a greater variety of products. Our direct competition in the Spirulina market is currently from Dainippon Ink and Chemical Company's Earthrise facility in California, Parry Nutraceuticals, a division of Murugappa Group of India and several farms in China. Other competitors include numerous smaller farms in China, India, Thailand, Taiwan, Cuba, South Africa and South America. The market for Spirulina is mature with slow growth expected in future periods. In this mature market, the Company has experienced increased price competition due to more Spirulina suppliers as well as a larger portion of sales coming from bulk product orders whose customers generally treat these products as commodities with price being the major determining factor driving their purchasing decision. As one of the largest producers of Spirulina, our challenge is to increase our market share among customers who seek the high-quality products we produce while concurrently adjusting our product mix to meet our revenue targets.

As of March 31, 2009, there was no backlog of orders for all Spirulina products. Backlogs at the end of fiscal 2008 and 2007 were $710,000 and $432,000 respectively. Prior years' backlogs were the result of production issues resulting in inventory shortages. No such shortages were experienced during fiscal 2009.

Natural Astaxanthin Products

The Company commenced commercial production of natural Astaxanthin in 1997. Astaxanthin is a red pigment which the Company initially sold to the aquaculture market, under the name NatuRose, primarily to impart a pink to red color to the flesh of commercially raised fish and shrimp. The Company discontinued NatuRose production and sales, in March 2008, in order to focus its resources on producing and marketing of natural astaxanthin for the higher value human nutrition market discussed below. *NatuRose* sales accounted for 0%, 4% and 12% of net sales for the years ended March 31, 2009, 2008 and 2007, respectively.

In 1999, *BioAstin,* our natural astaxanthin product for the human health and nutrition market was introduced. *BioAstin* sales accounted for 51%, 42% and 24% of net sales for the years ended March 31, 2009, 2008 and 2007, respectively. *BioAstin* is produced in three forms: a liquid lipid extract, gelcaps and microencapsulated "beadlets" with all three forms sold in bulk quantities. *BioAstin* gelcaps are also sold in packaged consumer form under the Nutrex Hawaii label. A growing body of scientific literature is suggesting that the beneficial antioxidant properties of natural astaxanthin may surpass many of the antioxidant properties of vitamin C, vitamin E, beta-carotene and other carotenoids. Independent scientific studies indicate that in certain models, natural astaxanthin has up to 550 times the antioxidant activity of vitamin E and 10 times the antioxidant activity of beta-carotene.

The Company produces natural astaxanthin from *Haematococcus pluvialis* microalgae grown in fresh water supplemented with nutrients. As these algae are extremely susceptible to contamination by unwanted algae, protozoa and amoebae, the Company developed a proprietary system known as the *PhytoDome Closed Culture System* or *PhytoDome CCS* to overcome this problem. Using these large-scale photobioreactors, we have generally been able to grow consistently large volumes of contaminant-free *Haematococcus* culture. Raw materials and nutrients for our natural astaxanthin production share the same sourcing constraints and pricing risks as those existing in our Spirulina production. Fresh water is critical to the production of our natural astaxanthin and is supplied by the County of Hawaii. While the Company has not experienced any constraint on fresh water availability to date, availability could be impacted by a significant population growth in the region as well as throughput constraints on the water delivery infrastructure. The Company has met with officials of the County of Hawaii to assess the fresh water situation and evaluate the probability of future risks. The Company recycles fresh water in its production process where possible and continues to explore further recycling opportunities. However, there is no guarantee that these efforts will result in significant changes to our fresh water utilization.

For the final stage of cultivation, the *Haematococcus* algae is transferred to open ponds where an environmental stress is applied causing the algae to form spores which accumulate high levels of astaxanthin. Once ready for harvest, the media containing these spores is transported through underground pipes to our astaxanthin processing building where the culture media and algal spores are separated. Fresh water recovered from this stage of processing may be recycled for further use in cultivation. The harvested algal spores are dried to flakes or a fine powder. During processing, the spores are cracked in a proprietary system to assure high bioavailability of astaxanthin. Each production lot of astaxanthin is sampled and tested for astaxanthin concentration. Finally the bulk powder is vacuum-packed.

Unlike Spirulina, astaxanthin is produced in a batch-mode and each cultivation pond must be completely drained and thoroughly cleaned between cycles. Pond cultivation can be negatively impacted seasonally with shortened daylight hours and potential inclement weather in winter months.

Natural astaxanthin for human consumption is processed further utilizing a high-pressure extraction process. The resulting product is a lipid extract insoluble in water used for the production of gelcaps. This product can also be micro-encapsulated into "beadlets" which our customers use in other formulations. All natural astaxanthin products destined for human consumption undergo a prescribed set of microbiological food product tests to ensure safety and quality. The Company uses third party contractors for the extraction services, the production of gelcaps and the production of beadlets. Although these services are available only from a limited number of sources, we believe we have the ability to use other parties if any of the current contractors become unavailable; however, there is no assurance that the pricing from a new contractor will be comparable to current negotiated pricing. In addition, a new contractor would have to pass the Company's qualification process ensuring quality standards can be met or exceeded. Significant pricing increases for any of these services could have a material adverse effect on our business, financial condition and results of operations.

The potential benefits of astaxanthin to human health are continuing to emerge. Natural astaxanthin is one of the most potent and bioactive biological antioxidants found in nature, therefore, the number of potential roles of natural astaxanthin for human health is growing. Much research has been published in recent years on the beneficial roles of antioxidants in our health, in the aging process and on specific health conditions. The full efficacy of *BioAstin* as a human nutraceutical supplement requires further significant clinical study. The Company, to contain costs, did not spend significant amounts on clinical trials over the past two fiscal years. Independent antioxidant research and prior clinical trials show promising human applications. The Company holds three United States patents relating to the usage of *BioAstin* in the treatment of Carpal Tunnel Syndrome, the treatment of canker/cold sores and for its use as a topical and oral sunscreen.

BioAstin is sold in liquid lipid form as a raw ingredient to dietary supplement manufacturers, health food formulators and cosmetic manufacturers, and *BioAstin* gelcaps and beadlets are sold in bulk quantities to distributors. *BioAstin* gelcaps are also sold as a packaged consumer product through Nutrex Hawaii directly to natural product distributors, retailers and consumers. The Company has also introduced a line of *BioAstin* based nutritional supplements, *MDFormulas*. *MDFormulas* combined the health benefits of *BioAstin* with other proven nutrients with benefits for targeted applications such as skin, heart and joint health.

BioAstin and *MDFormulas* compete directly with similar products marketed by other manufacturers including Fuji Chemical of Japan, Algatechnologies of Israel, and Valensa (formally U.S. Nutraceuticals) in the United States. In the general category of nutritional supplements, *BioAstin* also competes with a variety of vitamins, dietary supplements and other antioxidant products available to consumers. The nutritional products market is highly competitive and includes international, national, regional and local producers and distributors, many of whom have greater resources than Cyanotech and many of whom offer a greater variety of products.

As of March 31, 2009, there was no backlog of orders for all Natural Astaxanthin products. Backlogs at the end of fiscal 2008 and 2007 were $209,000 and $802,000, respectively. Prior years' backlogs were the result of production issues resulting in inventory shortages. No such shortages were experience during fiscal 2009.

Phycobiliprotein Products

On March 26, 2008 the Company announced that it would discontinue producing phycobiliproteins for sale to the medical and biotechnology research industries. Phycobiliproteins are highly fluorescent pigments derived from microalgae. Their spectral properties make them useful as tags or markers in many kinds of biological assays, such as flow cytometry, fluorescence immunoassays and fluorescence microscopy. Phyciobilliproteins have never represented a significant component of total sales and the discontinuance is not significant to the Company's financial results.

Major Customers

Approximately $1,521,000 or 11% of net sales for the year ended March 31, 2009 were to a Spirulina marketing and distribution company based in the Netherlands. Sales to this customer amounted to $1,149,000 or 10% of net sales for the fiscal year 2008 and $937,000 or 10% of net sales for the fiscal year 2007.

Research and Development

Cyanotech's expertise for many years has been in the development of efficient, stable and cost-effective production systems for microalgal products. We have learned, however, during the operating period after the fiscal year 2007 astaxanthin production imbalance, and during the fiscal year 2008 spirulina production imbalance, that acceptable and consistent quality production levels from our systems may not be sustainable across periods of days, weeks, or even months. Accordingly, Cyanotech typically investigates each specific microalgae identified in the scientific literature for potentially marketable products and for solutions to production stability and efficiency challenges, and then strives to develop the technology to grow such microalgae on a commercial scale or to incorporate procedures or technology to improve production stability and efficiency. Successful microalgal product developments and technical solutions are highly uncertain and dependent on numerous factors, many beyond the Company's control. Products and solutions or improvements that appear promising in early phases of development may be found to be ineffective, may be uneconomical because of manufacturing costs or other factors, may be precluded from commercialization due to the proprietary rights of other companies, or may fail to receive necessary regulatory approvals. The Company had research and development expenditures of $206,000, $143,000 and $203,000 in fiscal years 2009, 2008 and fiscal 2007, respectively.

No investment was made in scientific clinical trials during fiscal 2009, 2008 and 2007.

Patents, Trademarks and Licenses

Cyanotech has received five United States patents: two on aspects of our production methods and three relating to usage of our BioAstin products. The Company views its proprietary rights as important but believes that a loss of such rights is not likely to have a material adverse effect on the Company's present business as a whole. The Company's operations are not dependent upon any single trademark, although some trademarks are identified with a number of the Company's products and are of importance in the sale and marketing of such products.

Regulations

Several governmental agencies regulate various aspects of our business and our products in the United States, including the Food and Drug Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the Department of Agriculture, the Environmental Protection Agency, the United States Postal Service, state attorney general offices and various agencies of the states and localities in which our products are sold. We believe we are in compliance the all material government regulations which apply to our products and operations. However, we are not able to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect future changes would have on our business.

Environmental Matters

In 2002, the Company was issued under the Endangered Species Act ("ESA") an Incidental Take Permit ("ITP") by the United States Department of Interior Fish and Wildlife Service ("FWS"). The ESA defines "incidental take" as "incidental to, and not the purpose of, the carrying out of an otherwise lawful activity." This permit authorizes incidental take of the endangered Hawaiian stilt (*Himantopus mexicanus knudseni)* that is anticipated to occur as a result of ongoing operations and maintenance at the Company's Kona facility. As a mandatory component for the issuance of such permit, the Company submitted and maintains a Habitat Conservation Plan ("HCP") to ensure that the effects of the permitted action on listed species are adequately minimized and mitigated.

The HCP called for the creation of a nesting and breeding ground for the Hawaiian stilt to offset any take activity. The Company has complied with these requirements since 2002. The breeding program was so successful that the increase in the Hawaiian stilt population in the area became a potential hazard for the adjacent State airport facility. The Company disassembled the stilt habitat and is mitigating "take" by using standard non-lethal hazing devices to discourage nesting and breeding.

A requirement of the ITP is to provide insurance coverage for funding the project for the term of the ITP. The Company's insurance broker was unable to locate an underwriter who would provide such a bond. As permitted by law, the FWS waived this requirement recognizing that this HCP did not involve a significant capital expenditure. However, under Hawaii state law, no waiver provision is available. A new ITP was issued by the FWS on September 29, 2006 and by the State of Hawaii Division of Forestry and Wildlife (DOFAW) on October 13, 2006, both which expire on March 17, 2016. In October, 2005, the Company submitted a new ten-year HCP to the FWS and the DOFAW.

Employees

As of March 31, 2009, the Company employed 63 people on a full-time basis and 3 people on a part-time basis. Of the total, 28 are involved in harvesting and production and the remainder in sales, administration and support. Management believes that its relations with employees are good. Attracting permanent entry level and skilled employees can be difficult due to the limited local population to draw from. None of our employees are subject to collective bargaining agreements.

Internet Information

Our Internet address is *www.cyanotech.com*. There we make available, free of charge, copies of Cyanotech documents, news releases and financial statements issued in the last 12 months. Included are copies of the Company's Code of Conduct and Ethics, the Nominating and Corporate Governance Committee Charter, and the Charter and Powers of the Audit Committee. The information found on our Web site, unless otherwise indicated, is not part of this or any other report we file or furnish to the Securities and Exchange Commission. *Spirulina Pacifica* and *BioAstin* are sold directly online through the Company's website, *www.nutrex-hawaii.com*, as well as through resellers in over 40 countries worldwide. Corporate data, product information and charters of our Board committees are also available at *www.cyanotech.com.*

Item 1A. Risk Factors

You should carefully consider the risks described below which we believe are significant but not the only ones we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. You should also refer to the other information contained in this report, including our financial statements and the related notes.

The nutritional products industry is extremely competitive. Many of our significant competitors have greater financial and other resources than we do, and one or more of these competitors could use their greater resources to gain market share at our expense.

The nutritional products market includes international, national, regional and local producers and distributors, many of whom have substantially greater production, financial, research and development, personnel and marketing resources than we do, and many of whom offer a greater variety of products. As a result, each of these companies could compete more aggressively and sustain that competition over a longer period of time than we could. Our lack of resources relative to our significant competitors may cause us to fail to anticipate or respond adequately to development of new products and changing consumer demands and preferences, or may cause us to experience significant delays in obtaining or introducing new or enhanced products. These failures or delays could reduce our competitiveness and cause a decline in our market share and sales. Increased competition in our industry could result in price reductions, reduced gross profit margin or loss of market share, any of which could have a material effect on our business, results of operations and financial condition.

We depend heavily on the unique abilities and knowledge of our officers and key personnel. Our Chief Executive Officer and Chief Scientific Officer have knowledge and experience critical to the ongoing operations of the Company. We also depend on the unique knowledge of our Chief Financial Officer and Vice President of Finance and Administration, Vice President of Operations and Vice President of Sales and Marketing. Cyanotech is a small company and the loss of any such personnel or the delay in the replacement of one could significantly delay the achievement of our business objectives and could adversely affect our ability to do business or could hinder our ability to provide needed management.

Our success depends, to a significant extent, upon the services of such personnel. For example, the Chief Executive Officer has industry knowledge, experience and operating discipline vital to the management of the Company and consistent delivery of our products. The Chief Scientific Officer and founder of the Company is the Company's primary scientific resource, continuing to improve production and cultivation technology and to investigate new microalgal products. Our Chief Financial Officer has a unique understanding of the company's financial systems and needs. Our Vice President Operations has years of experience with the mechanical operation of the production facility and continues to improve our production process. Our Vice President Sales and Marketing has developed valuable personal relationships with domestic and foreign customers.

Our production of algae involves an agricultural process, subject to such risks as weather, disease, and contamination.

The production of our algae products involves complex agricultural systems with inherent risks including weather, disease, and contamination. These risks are unpredictable and also include such elements as the control and balance of necessary nutrients and other factors. The efficient and effective cultivation of microalgae requires consistent light, warm temperatures, low rainfall and proper chemical balance in a very nutrient-rich environment. If the chemical composition of a pond changes from its required balance, unusually high levels of contamination due to the growth of unwanted organisms or other biological problems may occur. These often arise without warning and sometimes there are few or no clear indicators as to appropriate remediation or corrective measures. We believe that our technology, systems, processes and favorable growing location generally permit year-round harvest of our microalgal products in a cost-effective manner. However, environmental factors cannot be controlled in an open air environment, therefore, we cannot, and do not attempt to, provide any form of assurance with regard to our systems, processes, location, or cost-effectiveness.

There is risk in operating entirely in one business segment such as the cultivation and production of microalgae at a single production facility.

Single location agricultural and production facilities do not provide the protections and assurances afforded by operations in two or more widely separated locations. Our single location in Hawaii is susceptible to increased energy and transportation costs, and energy and transportation disruptions with either limited alternatives or no alternatives. The Company's most significant operating expenditures are for electricity, related water pumping and nutrient and supply costs. These costs are directly or substantially affected by the price of fuel oil since Hawaii has virtually no hydroelectric power resources and only limited alternative electrical energy resources. Also, a single agricultural facility provides limited biologic diversity protection against invasive, mutant, or harmful organisms.

Our operations are vulnerable because we have limited personnel and redundancy and backup systems in our data management function.

Our internal order, inventory and product data management system is an electronic system through which orders are placed for our products and through which we manage product pricing, shipment, returns and other matters. This system's continued and uninterrupted performance is critical to our day-to-day business operations. Despite our precautions, unanticipated interruptions in our computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system. These interruptions, and resulting problems, could occur again in the future. We also have limited personnel available to process purchase orders and to manage product pricing and other matters in any manner other than through this electronic system. Any significant interruption or delay in the operation of this electronic management system could cause a decline in our sales and profitability.

A Significant or Prolonged Economic Downturn Could Have a Material Adverse Effect on Our Results of Operations

Our results of operations are affected by the business activity of our customers who in turn are affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of our clients or the economy as a whole could have a material adverse effect on our revenues and profit margin.

The global cost of oil derived energy impacts Cyanotech in several ways, and it may hinder our efforts to achieve profitability. Oil prices primarily impact Cyanotech through the costs of electricity, transportation, materials and supplies which are tied to the cost of oil either directly or indirectly. The return of last years high cost of oil on a global basis may signal a prolonged economic downturn resulting in a material adverse effect on our business.

Our Quarterly Operating Results May Vary From Quarter to Quarter, Which May Result in Increased Volatility of Our Share Price

We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results. These fluctuations could reduce the market price of our Common Stock. Factors that may cause our quarterly operating results to vary include, but are not limited to:

- business decisions of our customers regarding orders for our products;
- increased energy costs;
- increased raw material costs;
- production problems which we cannot solve technically or economically;

- weather-related cultivation difficulties;
- contamination of our cultivation and production facilities;
- effects of weather on customer demand patterns;
- the introduction of new products by us or our competitors;
- changes in our pricing policies or those of our competitors;
- changes in seasonal and other trends in our customers' buying patterns;
- changes in government regulation, both domestic and foreign;
- fluctuation in foreign currency exchange rates, although our exposure is currently not material;
- global economic and political conditions and related risks, including acts of terrorism; and
- other factors beyond our control.

A significant portion of our expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on our forecasts of future sales. If net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust expenses quickly enough to compensate for the sales shortfall.

Our Global Operations Expose Us to Complex Management, Foreign Currency, Legal, Tax and Economic Risks, Which We May Not Be Able to Address Quickly and Adequately

Our products are marketed in a number of countries around the world. For the year ended March 31, 2009, approximately 47% of our net sales were from sales to foreign customers. As a result, we are subject to a number of risks which include, but are not limited to:

- the burden of complying with a wide variety of national and local laws;
- potentially longer payment cycles for foreign sales;
- restrictions (government and otherwise) on the movement of cash;
- the absence in some jurisdictions of effective laws protecting our intellectual property rights;
- changes in government regulations, both domestic and foreign;
- global economic and political conditions and related risks, including acts of terrorism; and
- fluctuations in foreign currency exchange rates, although our exposure is currently not material.

If We Are Unable to Protect Our Intellectual Property Rights or if We Infringe Upon the Intellectual Property Rights of Others Our Business May Be Harmed

Cyanotech has received five United States patents: two on aspects of our production methods and three for use of our *BioAstin*® products. Although we regard our proprietary technology, trade secrets, trademarks and similar intellectual property as important, we rely on a combination of trade secret, contract, patent, copyright and trademark law to establish and protect our rights in our products and technology. There can be no assurance that we will be able to protect our technology adequately or that competitors will not be able to develop similar technology independently. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as the laws of the United States. Litigation in the United States or abroad may be necessary to enforce our patent or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition. Additionally, if any such claims are asserted against us, we may seek to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license would be available on terms acceptable or favorable to us, if at all.

Insurance Liability Coverage is Limited

In the ordinary course of business, the Company purchases insurance coverage (e.g., property and liability coverage) to protect itself against loss of or damage to its properties and claims made by third parties and employees for property damage or personal injuries. However, the protection provided by such insurance is limited in significant respects and, in some instances, the Company has no coverage and certain of the Company's insurance has substantial "deductibles" or has limits on the maximum amounts that may be recovered. For example, if a hurricane or other uninsured catastrophic natural disaster should occur, the Company may not be able to recover all facility restoration costs and revenues lost from business interruption. In addition, the Company maintains product liability insurance in limited amounts for all of its products involving human consumption; however, broader product liability coverage is prohibitively expensive. Insurers have also introduced new exclusions or limitations of coverage for claims related to certain perils including, but not limited to, mold and terrorism. If a series of losses occurred, such as from a series of lawsuits in the ordinary course of business each of which were subject to the deductible amount, or if the maximum limit of the available insurance were substantially exceeded, the Company could incur losses in amounts that would have a material adverse effect on its result of operations and financial condition.

Our Ability to Develop and Market New Products or Modify Existing Products and Production Methods May be Adversely Affected If We Lose the Services of or Cannot Replace Certain Employees Knowledgeable in Advanced Scientific and Other Fields

The Company's products are derived from and depend on proprietary and non-proprietary processes and methods founded on advanced scientific knowledge, skills, and expertise. If the services of employees knowledgeable in these fields are lost and cannot be replaced in a reasonable time frame at reasonable costs, the Company's ability to develop and market new products or modify existing products and production methods would be adversely impacted. At the same time, regulatory compliance surrounding the Company's products and financial matters generally requires minimum levels of knowledge and expertise related to production, quality assurance, and financial control. If the Company loses the services or cannot reasonably replace employees who have the necessary knowledge and expertise the Company's ability to remain in regulatory compliance could be adversely affected.

We May Need to Raise Additional Capital in the Future Which May Not Be Available

At March 31, 2009, our working capital was $3,892,000. Cash and cash equivalents at the same date totaled $977,000. Our cash requirements will depend on numerous factors, including demand for products; normal requirements to maintain and upgrade facilities and equipment, whether opportunities emerge in either new markets or in research and development activities, or in the event we need to expand or contract our production or distribution infrastructure.

On February 19, 2008 Cyanotech Corporation entered into an additional Senior Debt direct financial obligation term loan (the "Term Loan A") with Bridgeview Capital Solutions, LLC ("Bridgeview") under the provisions of a United States Department of Agriculture (USDA) Rural Development (RD) Guarantee program. Term Loan proceeds, remaining after deducting closing costs, statutory fees, and other customary borrowing costs, will be used for working capital purposes. The full amount of the obligation assumed February 19, 2008 was $1,078,000, payable in monthly installments to Bridgeview. The obligation fully amortizes over seven (7) years at an interest rate of Prime Rate plus one percent (1%) per annum, initially an effective rate of seven percent (7%) per annum, adjustable on the first day of each calendar quarter for the term of the obligation. Repayment may be accelerated under specified conditions of default if the Company is not able to remedy such default within the terms and conditions of the Loan. The Term Loan is fully secured by all of the assets of Cyanotech. Also, because the Loan is under a USDA Rural Development Guarantee program, Bridgeview has certain rights of recourse to the Rural Development Guaranty program to recover up to eighty percent (80%) of Bridgeview loss on the Term Loan. The Term Loan contains certain restrictive covenants requiring the consent of Bridgeview prior to taking action. The obligation is similar to and in addition to Cyanotech Corporation's previously reported Senior Debt obligation payable to Bridgeview under the USDA Rural Development Guarantee program originally incurred April 21, 2000. The amount of such previously reported Senior Debt at March 31, 2009, was $551,000 plus accrued interest of $2,021. As of March 31, 2009, Cyanotech Corporation's combined obligations to Bridgeview Capital Solutions, LLC under the USDA Rural Development Guarantee program total approximately $1,501,000 plus accrued interest of $5,500.

We believe our cash and cash equivalents to be provided from operations will be sufficient to meet our capital and operating requirements for at least the next 12 months, but we may need to raise additional funds and we may not be able to secure funding on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our then current stockholders may be reduced. If we raise additional funds through the issuance of convertible debt securities, or through additional debt or similar instruments, such securities, debt, or similar instruments could have rights senior to those of our common stockholders and such instruments could contain provisions restricting our operations. If adequate funds are not available to satisfy either short-term or long-term capital requirements, we may be required to limit operations with adverse results.

We have incurred significant losses in the past. If we incur significant losses in the future, we will experience negative cash flow which may hamper current operations and prevent us from sustaining or expanding our business.

We have incurred net losses in three of the last five fiscal years. As of March 31, 2009, we had an accumulated deficit of approximately $19.9 million. Net income for the fiscal year ended March 31, 2009 was $1,142,000. During fiscal years 2008 and 2007, we incurred net losses in the amounts of approximately: $1.1 million and $7.4 million, of which $4.5 million was due to a non-cash impairment loss on equipment and leasehold improvements, respectively. These account for approximately 43% of our accumulated deficit since our inception. Historically, we have relied upon cash from operations and financing activities to fund all of the cash requirements of our business. However, extended periods of net income do not assure positive cash flows. Future periods of net losses from operations could result in negative cash flow, and may hamper ongoing operations and prevent us from sustaining or expanding our business. We cannot assure you that we will sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability, our business will be adversely affected and our stock price may decline. The global cost of oil derived energy impacts Cyanotech in several ways, and it may hinder our efforts to achieve profitability. Oil prices primarily impact Cyanotech through the costs of electricity, transportation, materials and supplies which are tied to the cost of oil either directly or indirectly.

Our stock price is volatile, which could result in substantial losses for investors purchasing shares of our common stock.

The market price of our common stock has fluctuated significantly in the past and may continue to fluctuate significantly in the future. During the first two months of fiscal 2010, the high and low closing bid prices of a share of our common stock were $2.10 and $1.88, respectively. During fiscal 2009, the high and low closing bid prices of a share of our common stock were $2.12 and $1.12, respectively. During fiscal 2008, the high and low closing bid prices of a share of our common stock were $1.90 and $0.79, respectively. During fiscal 2007, the high and low closing bid prices of a share of our common stock were $3.40 and $1.61, respectively. The market price of our common stock may continue to fluctuate in response to one or more of the following factors, many of which are beyond our control:

- volatility resulting from minimal trading activity;
- changes in market valuations of similar companies;
- stock market price and volume fluctuations generally;
- economic conditions specific to the nutritional products industry;
- economic conditions tied to global resource markets, such as fuel costs;
- announcements by us or our competitors of new or enhanced products or of significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;
- fluctuations in our quarterly or annual operating results;
- changes in our pricing policies or the pricing policies of our competitors;
- changes in foreign currency exchange rates affecting our product costs, pricing or our customers markets;
- regulatory developments effecting our specific products or industry; and
- additions or departures of key personnel.

The price at which you purchase shares of our common stock may not be indicative of the price that will prevail later in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you. As of March 31, 2009, there were approximately 5.2 million shares of our common stock outstanding. We cannot predict the effect, if any, that future sales of shares of our common stock into the public market will have on the market price of our common stock. Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options, or in anticipation of such sales, may materially and adversely affect prevailing market prices for our common stock.

Item 2. Properties

The Company's principal facility and its corporate headquarters are located at the Natural Energy Laboratory of Hawaii Authority ("NELHA") at Keahole Point in Kailua-Kona, Hawaii. It encompasses approximately 90 fully developed acres containing microalgal cultivation ponds, processing facilities, research and quality control laboratories, and sales and administrative offices. The property is leased from the State of Hawaii under a 30-year commercial lease expiring in 2025. We believe that there is sufficient available land at NELHA to meet anticipated needs if a revised NELHA lease can be negotiated with acceptable terms. Under the terms of the existing NELHA lease, the Company could be required to remove improvements at the end of the lease term. Based upon analysis pursuant to Statement of Financial Accounting Standards No. 143 and FASB Interpretation No. 47, we do not believe the projected cost for such removal to be material to the consolidated financial statements, or likely, given historical practices. However, conditions could change in the future. It is not possible to predict such changes or estimate any impact thereof.

The Company also rents warehouse space near NELHA and in San Dimas, California.

Item 3. Legal Proceedings

From time to time the Company may become party to lawsuits and claims that arise in the ordinary course of business relating to employment, intellectual property, and other matters. There were no significant legal matters outstanding at March 31, 2009.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of stockholders during the fourth quarter of fiscal 2009.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed and traded on the NASDAQ Capital Market under the symbol "CYAN". The closing price of our common stock was $2.10 as of June 22, 2009. The approximate number of holders of record of our common stock was 1,300. The high and low selling prices as reported by NASDAQ were as follows:

Quarter Ended:	June 30	September 30	December 31	March 31
Fiscal 2009				
Common stock price per share:				
High	$2.00	$2.12	$2.05	$2.12
Low	$1.41	$1.50	$1.35	$1.12
Fiscal 2008				
Common stock price per share:				
High	$1.90	$1.44	$1.40	$1.68
Low	$1.43	$0.83	$0.79	$1.05

The Company is prohibited from declaring any common stock dividends without the prior written consent of a lender per the conditions of an existing term loan agreement with such lender. The Company has never declared or paid cash dividends on its common stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

The following table sets forth the Company's common shares authorized for issuance under equity compensation plans:

	Common shares to be issued upon exercise of options outstanding	Weighted-average exercise price of outstanding options	Common shares available for future grant under equity compensation plans
Equity compensation, plans approved by security holders	509,721 shares	$2.11	268,157 shares

A single warrant is outstanding which allows the warrant holder to purchase 5,000 shares of the Company's common stock at $10.20 per share.

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following graph sets forth the Corporation's total cumulative stockholder return as compared to the NASDAQ Composite U.S. Index (COMP), the NASDAQ Biotech Index (NBI) and SIC Code Index for the period beginning March 31, 2003 and ending March 31, 2009. Total stockholder return assumes $100.00 invested at the beginning of the period in the Common Stock of the Corporation, the stocks represented in the NASDAQ Composite—U.S. Index, the NASDAQ Biotech Index and SIC Code Index, respectively. Total return assumes reinvestment of dividends; the Corporation has paid no dividends on its Common Stock. Historical price performance should not be relied upon as indicative of future performance.

Comparison of 5-Year Cumulative Total Return
Among Cyanotech Corporation,
NASDAQ Composite Index, NASDAQ Biotech and SIC Code Index



150.00
125.00
100.00
75.00
50.00
25.00
DOLLARS
2004
2005
2006
2007
2008
2009
CYANOTECH CORPORATION
NASDAQ BIOTECH INDEX
NASDAQ COMPOSITE INDEX
SIC CODE INDEX

ASSUMES $100 INVESTED ON MAR. 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MAR. 31, 2009

Item 6. Selected Financial Data

	Years ended March 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Statement of Operations Data					
Net sales	$13,950	$11,364	$9,683	$11,131	$11,445
Gross profit	5,512	3,071	1,131	3,060	3,892
Impairment loss on equipment and leasehold improvements	—	—	4,487	—	—
Income (loss) from operations	1,308	(905)	(7,304)	(253)	724
Net income (loss)	1,142	(1,139)	(7,425)	(391)	601
Net income (loss) per common share—diluted	0.22	(0.22)	(1.42)	(0.07)	0.11
Balance Sheet Data					
Cash and investment securities	977	1,090	1,444	2,535	3,005
Working capital	3,892	3,092	3,361	5,647	5,347
Total assets	10,787	9,780	9,906	17,595	18,787
Long-term debt, excluding current maturities	909	1,505	992	1,387	1,743
Stockholders' equity	7,774	6,379	7,510	14,939	15,325

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K. For a more comprehensive description of the Company's products and markets for such products, see Part I. Item 1. Business.

Results of Operations for the 2009, 2008 and 2007 Fiscal Years

	Fiscal Year			Fiscal Year 2009 vs. 2008		Fiscal year 2008 vs. 2007	
				Favorable / (Unfavorable)			
	2009	2008	2007	$	%	$	%
				(In thousands)			
Net sales	$13,950	$11,364	$9,683	$2,586	22.8%	$1,681	17.4%
Cost of sales	8,438	8,293	8,552	(145)	(1.7)	259	3.0
Gross profit	5,512	3,071	1,131	2,441	79.5	1,940	171.5
Operating expenses							
Research & development	206	143	203	(63)	(44.1)	60	29.6
Sales and marketing	1,125	1,355	1,297	230	17.0	(58)	(4.5)
General & administrative	2,873	2,478	2,448	(395)	(15.9)	(30)	(1.2)
Impairment loss on equipment and leasehold improvements	—	—	4,487	0	00.0	4,487	100.0
Total operating expense	4,204	3,976	8,435	(228)	(5.7)	4,459	52.9
Income (loss) from operations	1,308	(905)	(7,304)	2,213	244.5	6,399	87.6
Other income (expense)							
Interest income	8	24	59	(16)	(66.7)	(35)	(59.3)
Interest expense	(162)	(164)	(186)	2	1.2	22	11.8
Other income (expense), net	10	(65)	(3)	75	115.4	(62)	(2,066.7)
Total other expense	(144)	(205)	(130)	61	29.8	(75)	(57.7)
Income (loss) before income tax expense (benefit)	1,164	(1,110)	(7,434)	2,274	204.9	6,325	85.1
Income tax expense (benefit)	22	29	(9)	7	24.1	(38)	(422.2)
Net income (loss)	$1,142	$(1,139)	$(7,425)	$2,281	200.3%	$6,287	84.7%

Overview

Cyanotech Corporation's core competency is cultivating and processing microalgae into high-value, high-quality natural products for the human nutrition market. Our products are sold in bulk quantities to manufacturers, formulators and distributors in the health foods and nutritional supplements markets and as packaged consumer products to distributors, retailers and direct consumer sales. The Company manufactures its products in Hawaii, but markets them worldwide, generating 47%, 43% and 46% of its revenues outside of the United States for each of the years ended March 31, 2009, 2008 and 2007, respectively. Competing in a global marketplace, the Company is influenced by the general economic conditions of the countries in which its customers operate, including adherence to its customers' local governmental regulations and requirements. The Company currently has no material foreign exchange exposure as all sales are in U.S. currency.

The Company reported a net income of $1,142,000 or $.22 per diluted share for fiscal 2009 compared to a net loss of $1,139,000, or ($.22) per diluted share for fiscal year 2008. Cash and cash equivalents at March 31, 2009 were $977,000, down $113,000 from a year ago. Working capital increased 26% to $3,892,000 at March 31, 2009 from working capital of $3,092,000 a year ago, primarily due to increased inventory balances.

The following table details selected financial data highlighting three key areas:

	Year Ended March 31,		
	2009	2008	2007
	(In thousands)		
Net sales:			
Spirulina products	$6,835	$5,980	$6,090
Natural astaxanthin products	7,093	5,251	3,496
Other products	22	133	97
	$13,950	$11,364	$9,683
Gross profit as a percentage of sales	40%	27%	12%
Operating expenses as a percentage of sales	30%	35%	87%

Net sales for fiscal 2009 were $13,950,000, or 22.8% higher than the $11,364,000 reported for the prior fiscal year. This increase was due primarily to increased production of both astaxanthin and spirulina compared to 2008. Astaxanthin production during fiscal 2009 was used entirely to produce higher value and higher margin BioAstin nutrition products, compared to fiscal year 2008 which saw the shift away from the NatuRose animal product which was ultimately discontinued in March 2008.

The Company's emphasis is on growing the market for its health and nutritional products, BioAstin and Spirulina Pacifica, as well as an expanded line of supplements and vitamins based on these products. The Company intends to grow its spirulina business by focusing on the higher nutritional content of its Hawaiian spirulina and its superior service to its customers. The Company will emphasize the benefits of its natural astaxanthin products as increased competition from other producers of natural, and synthetic astaxanthin may result in the decline of margins generated by its natural astaxanthin products. Management cannot predict whether the outcomes of any of its strategies will be successful.

As depicted in the preceding table, the Company's gross profit margin as a percentage of net sales increased to 40% for the fiscal year ended March 31, 2009, up from 27% for fiscal 2008 and 12% for fiscal 2007. Fiscal year 2009 margins increased as a result of stabilized production levels and strategic price increases instituted thoughout the year. Several factors impacted gross profit in prior fiscal years, such as below normal capacity production due to both customary and complex variables related to astaxanthin production in 2007 and spirulina production in the third quarter of 2008. Other factors combining to impact prior years' gross margins were customer and product mix, increased price competition, increases in raw materials costs and increased energy costs.

Spirulina production recovered from the environmental problems experienced in fiscal year 2008 and described in prior years' Form 10-K, as did astaxanthin production, which was impaired in fiscal year 2007. Spirulina and astaxanthin production is anticipated to remain at 2009 levels which result in lower per unit production costs. However, because complex biological processes are involved and these processes are influenced by factors beyond Company control—the weather, for example—we cannot assure the results of any of the Company's corrective or improvement efforts. Because the Company's processes are agricultural, it is important to maintain reasonably strong production volumes in order to support the basic resource levels required to sustain a large scale, open culture, natural agricultural facility.

The Company expects its financial results for the first quarter of fiscal 2010 to remain comparable to fiscal 2009 in both gross margin and operating expenses as a percentage of net sales. However, operating expenses may increase as a result of the Company's efforts to stabilize production, improve processes, introduce new products and expand its business. Specific level of income and expense can not be determined with certainty. The Company will continue to contain discretionary spending, and is actively pursuing methods of improving productivity, controlling energy, water and freight costs.

In fiscal year 2007, the Company recorded a non-cash impairment write-down of production equipment and leasehold improvements of $4.5 million as a result of the analysis required under SFAS No. 144. Due to a history of losses, the Company assessed the recoverability of its long-lived assets in accordance with SFAS No. 144 as of March 31, 2009 and 2008. However, no additional non-cash impairment write-down of production equipment and leasehold improvements was necessary for 2008 and 2009.

To offset increased production costs, the Company continues to strive to increase production efficiencies in volume yield, potency and quality consistent with the Company's commitment to produce high-value, high-quality products. However, these efforts cannot be guaranteed to achieve the desired results.

Results of Operations

Revenues Net sales for fiscal 2009 totaled $13,950,000, a 22.8% increase from net sales of $11,364,000 in fiscal 2008 and a 44% increase from net sales of $9,683,000 reported in fiscal 2007. The following is a discussion of revenues by major product category.

Spirulina The Company has been producing Spirulina Pacifica, a strain of Spirulina microalgae, since 1985. Revenues generated from the Company's Spirulina products are a significant portion of total revenues, amounting to $6,835,000, $5,980,000 and $6,090,000 for the years ended March 31, 2009, 2008 and 2007 respectively. Spirulina revenues as a percentage of total revenues for the three years ended March 31, 2009, is 49%, 53% and 63%, respectively. Approximately $1,521,000 or 11% of net sales for the year ended March 31, 2009 were to a Spirulina marketing and distribution company based in the Netherlands. Sales to this customer during fiscal years 2008 and 2007 amounted to $1,149,000 or 10% of net sales, and $937,000 or 10% of net sales.

In recent years, the Company has experienced increased competition for its Spirulina products resulting from an increasing number of suppliers of Spirulina as well as from a larger portion of our sales coming from bulk product orders whose customers generally treat these products as commodities with price being the major determining factor driving their purchasing decision. We expect this competitive pricing pressure to continue in future periods and in response have focused on improving the quality of our Spirulina products in support of customers who demand higher quality raw materials for their formulations. Fiscal 2009 Spirulina sales increased $855,000 or 14%, a result of 4% more units sold and 10% increase in average selling price as compared to 2008. In fiscal 2008, sales decreased 2% from 2007 resulting from fewer units sold as a result of third quarter production issues. As of March 31, 2009, there was no backlog of orders for Spirulina products. Backlogs at the end of fiscal 2008 and 2007 were $710,000 and $432,000 respectively.

Natural Astaxanthin In fiscal 2009, the Company's sales of its natural astaxanthin products were $7,093,000, an increase of 35% from $5,251,000 in fiscal 2008, and an increase of 103% from $3,496,000 in fiscal 2007. The increase in natural astaxanthin sales for 2009 was the result of a 38% increase in units sold. Increased production in 2008 accounted for the 50% sales improvement from 2007. A single customer accounted for $1,806,000 or 13% of net sales for the year ended March 31, 2009. We believe that sales to this customer will continue to represent a significant portion of total net sales in future periods. During 2008, the Company discontinued production of its animal product, NatuRose, in order to focus on the human astaxanthin products which are experiencing greater demand and have higher gross margins. As of March 31, 2009, there was no backlog of orders for Natural Astaxanthin products. Backlog at the end of fiscal 2008 and 2007 was $209,000 and $802,000, respectively. The decline in order backlog from year to year is the result of increased production allowing for timely order fulfillment.

The Company believes that the findings of clinical trials undertaken in prior years by the Company, its customers and other unaffiliated parties, taken individually and on a cumulative basis, have generated growing consumer awareness of the beneficial antioxidant and anti-inflammatory properties of astaxanthin. Validation of natural astaxanthin benefits identified in such scientific studies has helped to spur demand for our natural astaxanthin products in the human nutrition market and could provide the basis for proprietary intellectual property. The Company completed and issued reports on two positive scientific clinical trials on natural astaxanthin during fiscal 2006. One study demonstrated that natural astaxanthin could lower levels of C-Reactive Protein, an indicator of systemic inflammation and the second study showed that grip strength could be increased in those suffering from tennis elbow by consumption of natural astaxanthin. The Company plans to continue expenditures on targeted scientific trials in the future in accordance with its strategy to increase sales of natural astaxanthin products.

Cost of Sales Cost of sales, as a percentage of net sales, was at 60%, 73% and 88% for fiscal years 2009, 2008, and 2007, respectively. Cost of sales includes the cost of nutrients and materials, direct labor and manufacturing overhead costs; depreciation and amortization of production equipment, buildings and leasehold improvements associated with the production of inventory units sold; and other production-related period costs. The cost of sales as a percent of sales decrease of 13 points between 2009 and 2008; and 12 points between 2008 and 2007, is the result of improved control of customary and complex production variables related to astaxanthin and spirulina production. Customary variables include availability and costs of personnel, raw materials, energy and freight. These variables fluctuate based on changes in the local, national and world economies. Complex variables include cultivation methods, feeding formulations and harvesting processes, all of which include efforts to anticipate the extent of weather and environmental events and make timely and sufficient adjustments. Although the variability of such costs can not be fully anticipated, the Company has focused increased effort in this area in order to produce both spirulina and astaxanthin at levels sufficient to fully absorb production costs into inventory. (See discussion of SFAS No. 151 below) Because the Company's processes are agricultural, it is important to maintain production volumes in order to support the minimal resource levels required to sustain a large-scale open culture agricultural facility. The Company expensed $59,000 of non-inventoriable costs in fiscal year 2009.

In fiscal 2008, $1,298,000 of non-inventoriable costs were deemed to be period costs resulting from an abnormal usage of chemical, labor and utilities expended to manage the spirulina production problems, re-inoculation and subsequent flooding which occurred in December 2007. These expenditures combined to significantly increase cost of sales relative to units produced and correspondingly reduced gross profit for the year ended March 31, 2008. Fiscal year 2007 included $1,668,000 of non-inventoriable costs as a result of abnormal chemical, labor and utility usage related to astaxanthin production coupled with costs associated with the company's animal nutrition market products which were not inventoriable because such costs would have exceeded the market value for the related inventory. On March 23, 2008, the Company announced its decision to abandon the animal nutrition market in favor of human products with higher demand and margins.

Fresh water is critical for our natural astaxanthin production and, while the Company has not experienced any constraint on fresh water availability, future availability could be negatively impacted by significant growth in the local population as well as by throughput constraints on the water delivery infrastructure owned by the County of Hawaii. Given the criticality of fresh water to our operations and the community, the Company recycles fresh water where possible and developed additional water recycling systems during fiscal 2007 in its efforts to utilize fresh water efficiently. Both fresh and sea water require electricity for pumping; and electricity, the Company's single largest expenditure, depends on the cost of fuel oil which is, in turn, tied to the global price of crude oil. The general price of fuel in Hawaii has increased in excess of 46% since the end of fiscal 2007 and the Company's cost of electricity has increased 33% per kilowatt hour.

For fiscal 2010, the Company expects to incur higher electric, water and shipping costs due to the impact of fuel cost increases experienced in fiscal 2009 and considering the likelihood of continued volatility in fuel cost in the future.

For the production of *BioAstin,* the Company's natural astaxanthin product for the human nutrition market, two third-party contractors are utilized for the processes of extraction, and several third-party contractors are utilized for both encapsulation (for gelcaps) and micro-encapsulation (for beadlets). Although these services are available from a limited number of sources, we believe we have the ability to use other parties if any of the current contractors become unavailable. If pricing for any of these services significantly increases, there could be a material adverse effect on our business, financial condition and results of operations. There have not been any significant changes in the cost of extraction or encapsulation services and none are currently anticipated.

To offset increased production costs, the Company seeks ways to increase production efficiencies in volume yield, potency, and quality consistent with the Company's commitment to produce high-value, high-quality products. However, these efforts cannot be guaranteed to achieve the desired results.

The Company adopted SFAS No. 151 effective April 1, 2006. The provisions of SFAS No. 151 "Inventory Costs—an amendment of Accounting Research Bulletin No. 43, Chapter 4" require that abnormal amounts of freight, handling costs and wasted material (spoilage) be recognized as current-period charges and fixed production overhead costs be allocated to inventory based on the normal capacity of production facilities. Normal capacity is defined as "the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance." These amounts were $136,000, $1,298,000 and $1,668,000 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

Unforeseen changes in any of the factors surrounding the estimates imbedded in the determination of inventory values and cost of sales could have a material impact on cost of sales. Such changes in factors and estimates include but are not limited to production levels and capacity; changes in the prices paid for raw materials, supplies, and labor; changes in yield, potency, and quality of biomass; and changes in processing or production methods.

Gross Profit Margin The Company's gross profit margin as a percentage of net sales increased 13 points to 40% for the fiscal year ended March 31, 2009, up from 27% for fiscal 2008 The improvement is the result of increased sales volume driven by product availability and quality, price increases instituted throughout 2009 and increases in units produced resulting in lower unit costs. The increase of 15 percentage points in fiscal 2008 over 2007 was primarily the result of lower period costs resulting from production levels below normal capacity as previously explained.

Management expects the Company's fiscal 2010 gross profit margin percentage to remain generally consistent with the results reported for fiscal 2009. However, as discussed elsewhere in this Annual Report, the Company cannot predict future production levels. Producing the highest quality microalgae is a complex biological process which requires the tenuous balancing of numerous factors including microalgal strain variations, temperature, acidity, nutrient and other environmental considerations, some of which are not in the Company's control. As a result, it can be difficult and time consuming to adjust, improve or correct production process when quality levels fall below specifications. While the Company generally possesses scientific knowledge and resources to correct its production processes, there are too many variables involved for the Company to make reliable projections concerning such efforts. However, we constantly strive to anticipate events requiring adjustments to nutrients, processes, customer demands, etc. and strive to achieve increased production yields and improve quality. In addition to the items discussed above, there are many factors which could materially diminish gross profit.

Operating Expenses Operating expenses as a percentage of net sales were 30% for fiscal 2009, 35% for fiscal 2008 and 87% for fiscal 2007. Total operating expense increased by $228,000 or 6% over 2008 levels. The decrease in 2008 from 2007 as a percentage of sales was primarily due to factors occurring in 2007: a non-cash impairment write-down of production equipment and leasehold improvements of $4.5 million (as a result of an analysis required under SFAS No. 144); expenses in conjunction with the restatement and amendment of a prior period annual report on Form 10-K; and costs incurred to meet listing requirements with NASDAQ Capital Market including a one-for-four reverse stock split, all discussed in detail in prior Forms 10-K.

Research and development costs increased to $206,000 in 2009, up 44% from $143,000 in fiscal 2008, and approximately equal to the $203,000 in fiscal 2007. During fiscal year 2008 personnel were redirected to assist with urgent production issues accounting for the decrease in research and development expense from 2007 to 2008. In fiscal 2009 these resources returned their focus on identifying potential areas to improve cultivation and production processes therefore 2009 expense increased from 2008. The Company benefited from these efforts in fiscal 2009 and they will continue in 2010. No new clinical trials were conducted in 2009 and 2008. However, the Company expects to sponsor clinical studies in fiscal year 2010 in order to expand the applications of its health products.

Sales and marketing costs were $1,125,000, $1,355,000 and $1,297,000 in fiscal 2009, 2008 and 2007, respectively, decreasing 17% in 2009 from fiscal 2008 and increasing 5% in 2008 from fiscal 2007. The decrease in 2009 from 2008 is due to the cessation of advertising programs and selling promotions eliminated with efforts to control expenses in the latter part of fiscal 2008. The 5% increase in fiscal 2008 compared to 2007 was due to inflationary increases. The Company anticipates resuming selected advertising and promotional programs in fiscal 2010 in order to maintain and expand sales levels.

General and administrative expenses were $2,873,000, $2,478,000 and $2,448,000 in fiscal 2009, 2008 and 2007, respectively. General and administrative expenses increased 16% from 2008 due to increased salaries and benefits from the addition of a new Chief Executive Officer, an accountant to improve internal controls, and salary and benefits increases. General and administrative expense in 2008 increased less than 1% over 2007 as a result of a workforce reduction which occurred in December 2007, to balance costs with sales and production environment occurring at the time. Current staffing has returned to the pre-workforce reduction levels in order maintain adequate administration and financial accounting. The Company is committed to ongoing cost containment aimed at controlling its level of operating expenses, but may increase some discretionary spending in future periods as dictated by the needs of the business.

The Company reviews the recoverability of the carrying value of long-lived assets using the methodology prescribed in Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." The Company reviews long-lived assets and intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This analysis under SFAS No. 144 at March 31, 2009 determined that the Company's equipment and leasehold improvements are not impaired in Cyanotech's Consolidated Balance Sheet at March 31, 2009. However, such analysis under SFAS No. 144 at March 31, 2007 had determined that the Company should record a non-cash impairment loss reducing, by $4.5 million, the values of certain production related equipment and leasehold improvement assets. Accordingly, the values of the Company's equipment and leasehold improvement assets as reported on the Consolidated Balance Sheets as of March 31, 2007 were reduced by the impairment loss, and the Company's Consolidated Statements of Operations for the year ended March 31, 2007 includes the corresponding charge of $4.5 million for the impairment of equipment and leasehold improvements. The Company notes that the foregoing reduction of asset carrying values significantly and correspondingly reduced depreciation expense in future periods.

The Company expects fiscal 2010 operating expense spending will remain consistent with or increase from fiscal 2009 due to increased personnel costs, inflationary increases of expenses and the resumption of selected advertising and research activities as previously discussed. The Company will continue to leverage customer supported research where and as practicable. Increases in sales and marketing expenses may become necessary as the Company seeks new and increased markets and market share. Also, the cost of regulatory compliance—including international standards (ISO), US food and drug manufacturing practice (GMP), Securities and Exchange Commission requirements including Sarbanes Oxley, NASDAQ Capital Market listing requirements and other regulatory compliance areas—continue to increase. The

Company will be required under Sarbanes-Oxley to have an independent audit of the Company's internal control over financial reporting for fiscal year ending March 31, 2010. This will be an expense not currently incurred by the Company. Finally, the Company must remain competitive in the labor market, and this may lead to some increases in general and administrative costs.

Other Expense The following details the amounts included in other expense:

	2009	2008	2007
	(In thousands)		
Interest expense on Term Loan Agreement(1)	$152	$148	$181
Other interest expense	10	16	5
Other (income) expense, net(2)	(18)	41	(56)
Total other expense	$144	$205	$130

(1) The total principal balance on the Company's Term Loans was $1,501,000, $2,072,000 and $1,390,000 as of March 31, 2009, 2008 and 2007, respectively. The interest rate under the Term Loans is 1% above the prime rate. The prime rate as of March 31, 2009, 2008 and 2007 was 3.25%, 5.25% and 8.25%, respectively. Interest expense includes amortization of debt issue costs.

(2) Other (income) expense, net represents interest earned on certain cash and cash equivalents balances. Fiscal 2008 also includes state sales tax expense related to prior years. Fiscal 2008 and 2007 also included gains (losses) arising from exchange rate fluctuations on transactions of the Company's Japan subsidiary which was discontinued in 2008.

Income Taxes For fiscal 2009 the Company recorded income tax expense of $22,000 compared with an income tax expense of $29,000 for 2008 and a benefit of $9,000 for 2007. The 2007 tax benefit amounts were anticipated Hawaii State tax credits which were ultimately disallowed in fiscal 2008. At March 31, 2009 the Company had Federal and Hawaii state net operating loss carry forwards of approximately $16,843,000 and $11,562,000, respectively. These net operating loss benefits have been fully reserved as their utilization is not assured.

Liquidity and Capital Resources

Financial Condition At March 31, 2009, the Company's working capital was $3,892,000, an increase of $800,000 compared to $3,092,000 at March 31, 2008. Cash and cash equivalents at March 31, 2009 totaled $977,000, a decrease of $113,000 from $1,090,000 at March 31, 2008. The increase in working capital is mainly due to an increase in inventories from the prior year. Good production levels throughout fiscal 2009 have allowed the Company to build sufficient inventory to meet the needs of our customers on a timely basis. The decrease in cash and cash equivalents is due to cash used in operating activities, primarily resulting from increases in research and development and general and administrative expenses previously discussed.

The Company has two Term Loan Agreements ("Term Loans") with a lender. These provided up to $4.6 million in combined credit facilities which are secured by substantially all the assets of the Company. The outstanding combined balance under the Term Loans as of March 31, 2009 is approximately $1,501,000. The Term Loans have maturity dates of May 1, 2010 as to $551,000 and March 1, 2015 as to $950,000 and are payable in equal monthly principal and interest payments of approximately $55,000.

The interest rate under the Term Loans, in absence of a default under the agreement, is the prime rate in effect as of the close of business on the first day of each calendar quarter, plus 1%. The prime rate was 3.25% at March 31, 2009. The Company is prohibited by the Term Loan from declaring any cash dividends without the lender's prior written consent. A $250,000 restricted cash deposit is held in an interest-bearing restricted cash account per the terms of the Term Loan and is included in Other Assets in the consolidated balance sheets at March 31, 2009 and 2008.

The following table presents the Company's debt and lease obligations at March 31, 2009 (in thousands):

	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Term Loans(1)	$620	$397	$337	$175	$1,529
Interest Expense on Term Loan(2)	53	58	30	4	145
Operating Leases	169	312	296	1,739	2,516
Total	$842	$767	$663	$1,918	$4,190

(1) Includes a term loan totaling $29,000 for farm equipment purchased March 20, 2009.

(2) Interest on Bridgeview loans is computed using the rate in effect at April 1, 2009 of 4.25%.

On April 24, 2009, the Company entered into an agreement with First Hawaiian Bank for a Line of Credit in the amount of $150,000 for a term of one year. The obligation is secured by the Company's U.S. accounts receivable and bears a variable interest rate based on prime plus 2%. There is no outstanding balance as of June 22, 2009.

Cash Flows Our cash and cash equivalents were $977,000, $1,090,000 and $1,444,000 at March 31, 2009, 2008 and 2007, respectively.

During fiscal year 2009, the Company generated cash from operating activities of $908,000, compared to cash used in operations for fiscal 2008 of $782,000 and $459,000 in fiscal 2007. The improved cash provided by operations in fiscal year 2009 compared to fiscal year 2008 is primarily due to the fiscal 2009 net income of $1,142,000, non-cash expenses totaling $740,000 and timing differences in current payables and receivables, offset by increased inventory balances of $1,523,000. The additional cash used in operations in fiscal year 2008 compared to fiscal year 2007 was due to the fiscal 2008 net loss of $1,139,000 compared to a net loss of $7,425,000 in fiscal year 2007 which included non-cash expenses of $5,784,000 coupled with the impact of increases in Accounts Receivable and Prepaid expenses and other assets in 2008 amounting to $500,000. Depreciation and amortization expense was $431,000, $490,000 and $1,250,000 for the years ended March 31, 2009, 2008 and 2007, respectively. Depreciation expense for 2009 and 2008 was significantly less than 2007 as a result of the non-cash impairment write-down of production equipment and leasehold improvements in 2007.

Net cash of $449,000 was used in investing activities during fiscal 2009. This compared to net cash used in investing activities in 2008 of $131,000. Such equipment purchases continue to be aimed toward capital projects enhancing or maintaining our ability to respond to market demand. Management expects to continue to invest in equipment upgrades and leasehold improvements tied to market requirements and production efficiency. Capital expenditures are expected to be level or increase as compared to amounts expended in fiscal 2009.

During fiscal 2009, cash used in financing activities was $572,000 representing principal payments on long-term debt. During fiscal 2008, cash obtained from financing activities amounted to $1,078,000, the proceeds of senior debt. Cash used in financing activities in fiscal 2008 was $396,000 in principal payments on long-term debt and $123,000 of closing costs related to the senior debt.

Sufficiency of Liquidity Based upon our current operating plan, analysis of our consolidated financial position and projected future results of operations, we believe that our operating cash flows and expected cash balances will be sufficient to finance current operating requirements, debt service, and planned capital expenditures, for the next 12 months. With total working capital of $3.9 million, and a current ratio of 2.85 to 1 as of March 31, 2009, management expects liquidity in fiscal 2010 to be generated primarily from operating cash flows. Unexpected capital expenditures or business expansion could require the Company to identify additional debt or equity funding sources.

The Company has used estimates of future financial results including projected revenue, expenses, borrowings, and capital expenditures in reaching its conclusions. Such estimates are subject to change based on future results and such change could cause future results to vary significantly from expected results presented in this Form 10-K.

The Company's results of operations and financial condition can be affected by numerous factors, many of which are beyond its control and could cause future results of operations to fluctuate materially as it has in the past. Future operating results may fluctuate as a result of changes in sales volumes to our largest customers, weather patterns, increased competition, increased materials, nutrient and energy costs, foreign currency exchange fluctuations, governmental regulations and other factors beyond our control. In addition, the Company maintains product liability insurance only in limited amounts for products involving human consumption because broader product liability coverage is cost prohibitive.

A significant portion of our expense levels are relatively fixed, so the timing of increases in expense levels is based in large part on forecasts of future sales. If net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the sales shortfall. We may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on financial condition and results of operations.

Effect of Recently Issued Accounting Standards and Estimates

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3—Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

SFAS No. 157 is effective for the Company's fiscal year beginning April 1, 2008, except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 did not have an impact on the Company's consolidated results of operations, cash flows or financial condition. In February 2008, the FASB issued FASB Staff Position for SFAS No. 157 ("FSP FAS 157-1") to amend SFAS No. 157 to exclude SFAS No 13, "Accounting for Leases," and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, "Business Combinations", or SFAS No. 141R, "Business Combinations" (as discussed in more detail below), regardless of whether those assets and liabilities are related to leases. Additionally, in February 2008, the FASB issued FASB Staff Position for SFAS No. 157 ("FSP FAS 157-2"), which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008. Also, in October 2008, the FASB issued FASB Staff Position for SFAS No. 157 ("FSP FAS 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active.

The Company will adopt SFAS No. 157 for non-financial assets that are recognized or disclosed on a non-recurring basis on April 1, 2009 and the management is currently evaluating the effect, if any, on the Company's consolidated results of operations, cash flows or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair market value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's fiscal year beginning April 1, 2008. The adoption of this statement did not have a material impact on the Company's financial position and results of operations.

Application of Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with those accounting principles requires management to make judgments and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management regularly re-evaluates its judgments and estimates which are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Management believes that of its significant accounting policies, policies that may involve a higher degree of judgment and complexity are inventory valuations, valuation of equipment and leasehold improvements and long-lived assets, and income taxes.

The Company records inventories at the lower of cost or market. Cost is defined as the sum of the applicable expenditures and charges directly or indirectly incurred in bringing inventories to their existing condition and location. Cost for inventory purposes may be determined under any one of several assumptions as to the flow of cost factors, such as first-in, first-out; average cost; and last-in, first-out. Our inventories are stated using the first-in, first-out method. Inventory values are subject to many critical estimates, and unforeseen changes in any of the factors surrounding the estimates imbedded in the determination of inventory values and cost of sales could have a material impact on the Company's results. Such changes in factors and estimates include but are not limited to production levels and capacity, changes in the prices paid for raw materials, supplies, and labor, changes in yield, potency, and quality of biomass, changes in processing or production methods, and changes in the carrying value of our inventories resulting from the prices our customers are willing to pay for our products. Such estimates are revised on a quarterly based on information available at that time. Based on our analysis of inventory turnover, a reserve for inventory was not deemed necessary.

Equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Self-constructed leasehold improvements include design, construction and supervision costs. These costs are recorded in construction in progress and are transferred to equipment and leasehold improvements when construction is completed and the facilities are placed in service. If the Company experiences impairment to its equipment or leasehold improvement, we account for the impairment in accordance with SFAS No. 144. Pursuant to SFAS No. 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying amount exceeds the asset's fair value.

During the year ended March 31, 2007, the Company recorded an impairment charge of $4,487,000. The Company determined fair value based upon present values of expected future cash flows. This technique requires the use of a variety of estimates including projected financial information, discount rates, as well as estimates of asset values many years in the future. As such, the results from the use of this method can result in significant volatility should any of these estimates or assumptions change.

Income taxes are accounted for under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be recovered or settled. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. Judgment is required in assessing the need for the valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Should the Company generate sustained taxable income in the future, management may conclude that a portion or all of the existing valuation allowance is no longer required. Due to the Company's history of losses, a full valuation allowance has been recorded against net deferred tax assets. Management has assessed the impact of uncertain tax positions to be immaterial.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We do not enter into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments is not material.

We have two term loans which adjust quarterly based on the prime rate. As such, we are exposed to the interest rate risk whereby a 1% increase in the prime rate would lead to an increase of approximately $15,000 in interest expense for the year ending March 31, 2010 (based on March 31, 2009 amounts outstanding).

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cyanotech Corporation:

We have audited the accompanying consolidated balance sheet of Cyanotech Corporation and subsidiary (the Company) as of March 31, 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. Our audit of the basic financial statements included the financial schedule listed in the index appearing under item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech Corporation and subsidiary as of March 31, 2009, and the results of their operations and their cash flows for year ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Honolulu, Hawaii
June 24, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cyanotech Corporation:

We have audited the accompanying consolidated balance sheet of Cyanotech Corporation and subsidiaries (the Company) as of March 31, 2008 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech Corporation and subsidiaries as of March 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Honolulu, Hawaii
June 26, 2008

CYANOTECH CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2009 and 2008

	2009	2008
	(in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$977	$1,090
Accounts receivable, net of allowance for doubtful accounts of $14 in 2009 and $23 in 2008	1,785	1,934
Inventories	3,124	1,601
Prepaid expenses and other current assets	110	263
Total current assets	5,996	4,888
Equipment and leasehold improvements, net	4,316	4,269
Other assets	475	623
Total assets	$10,787	$9,780
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$620	$567
Accounts payable	1,040	805
Accrued expenses	444	320
Customer deposit	—	104
Total current liabilities	2,104	1,796
Long-term debt, excluding current maturities	909	1,505
Customer deposit	—	100
Total liabilities	3,013	3,401
Stockholders' equity:		
Common stock of $.02 par value, authorized 7,500,000 shares; issued and outstanding 5,245,770 shares at 2009 and 5,242,270 shares at 2008	105	105
Additional paid-in capital	27,590	27,337
Accumulated other comprehensive loss	—	(4)
Accumulated deficit	(19,921)	(21,059)
Total stockholders' equity	7,774	6,379
Total liabilities and stockholders' equity	$10,787	$9,780

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007
	(in thousands, except per share data)		
Net sales	$13,950	$11,364	$9,683
Cost of sales	8,438	8,293	8,552
Gross profit	5,512	3,071	1,131
Operating expenses:			
Research and development	206	143	203
Sales and marketing	1,125	1,355	1,297
General and administrative	2,873	2,478	2,448
Impairment loss on equipment and leasehold improvements	—	—	4,487
Total operating expense	4,204	3,976	8,435
Income (loss) from operations	1,308	(905)	(7,304)
Other income (expense):			
Interest income	8	24	59
Interest expense	(162)	(164)	(186)
Other income (expense), net	10	(65)	(3)
Total other expense, net	(144)	(205)	(130)
Income (loss) before income tax expense (benefit)	1,164	(1,110)	(7,434)
Income tax expense (benefit)	22	29	(9)
Net income (loss)	$1,142	$(1,139)	$(7,425)
Net income (loss) per share:			
Basic	$.22	$(.22)	$(1.42)
Diluted	$.22	$(.22)	$(1.42)
Shares used in calculation of net income (loss) per share:			
Basic	5,244	5,242	5,234
Diluted	5,248	5,242	5,234

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended March 31, 2009, 2008 and 2007

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(in thousands, except share data)				
Balances at March 31, 2006	5,232,066	$105	$27,330	$(12,495)	—	$(1)	$14,939
Issuances of common stock for:							
Exercise of stock options for cash	1,575	—	3	—	—	—	3
Reverse stock split fractional shares	(121)	—	—	—	—	—	—
Comprehensive loss:							
Net loss	—	—	—	(7,425)	$(7,425)	—	(7,425)
Other comprehensive loss—foreign currency translation adjustments	—	—	—	—	(7)	(7)	(7)
Comprehensive loss	—	—	—	—	$(7,432)	—	—
Balances at March 31, 2007	5,233,520	105	27,333	(19,920)		(8)	7,510
Issuances of common stock for Director Stock Grants	8,750	—	4	—	—	—	4
Comprehensive loss:							
Net loss	—	—	—	(1,139)	$(1,139)		(1,139)
Other comprehensive loss—foreign currency translation adjustments	—	—	—	—	4	4	4
Comprehensive loss	—	—	—	—	$(1,135)	—	—
Balances at March 31, 2008	5,242,270	105	27,337	(21,059)		(4)	6,379
Issuances of common stock for Director Stock Grants	3,500	—	7		—	—	7
Compensation expense related to stock options			246				246
Comprehensive income:							
Net Income	—	—	—	1,142	$1,142		1,142
Other comprehensive loss—foreign currency translation adjustments	—	—	—	(4)	—	4	—
Comprehensive income	—	—	—	—	$1,142	—	—
Balances at March 31, 2009	5,245,770	$105	$27,590	$(19,921)		$—	$7,774

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$1,142	$(1,139)	$(7,425)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Impairment loss on equipment and leasehold improvements	—	—	4,487
Depreciation and amortization	431	490	1,250
Loss on disposal of equipment	—	73	—
Amortization of debt issue costs and other assets	56	42	35
Issuance of common stock for services	7	4	—
Stock based compensation expense	246	—	—
Provision for (reduction of) allowance for doubtful accounts	(9)	—	12
Net (increase) decrease in assets:			
Accounts receivable	158	(347)	610
Inventories	(1,523)	(8)	463
Prepaid expenses and other assets	245	(220)	8
Net increase (decrease) in liabilities:			
Customer deposits	(204)	204	—
Accounts payable	235	189	131
Accrued expenses	124	(70)	(30)
Net cash provided by (used in) operating activities	908	(782)	(459)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Maturity of short-term investments	—	—	700
Investment in equipment and leasehold improvements	(449)	(131)	(274)
Net cash provided by (used in) investing activities	(449)	(131)	426
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock in conjunction with the exercise of stock options and warrants, net of issuance costs	—	—	3
Proceeds from long-term debt	—	1,078	—
Principal payments on long-term debt	(572)	(396)	(361)
Payments for debt issuance costs	—	(123)	—
Net cash provided by (used) in financing activities	(572)	559	(358)
Net decrease in cash and cash equivalents	(113)	(354)	(391)
Cash and cash equivalents at beginning of year	1,090	1,444	1,835
Cash and cash equivalents at end of year	$977	$1,090	$1,444
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$132	$130	$157
Income taxes	$7	$2	$1
NON-CASH FINANCING AND INVESTING ACTIVITIES:			
Additions to equipment	$29	$—	$—

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business and Summary of Accounting Policies

Description of Business

Cyanotech Corporation (the Company) cultivates and produces high-value, high-quality natural products derived from microalgae. The Company currently cultivates, on a large-scale basis, two microalgal species from which its two major product lines are derived. The Company is currently producing microalgal products for nutritional supplement markets, having discontinued production for animal feed/pigments and immunological diagnostics markets. The Company manufactures all of its products in the United States and sells its products worldwide. As the Company's operations are solely related to microalgae-based products, management of the Company considers its operations to be in one industry segment. Correspondingly, the Company records revenue and cost of sales information by product category.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of Cyanotech Corporation and its wholly owned subsidiaries, Nutrex Hawaii, Inc. ("Nutrex Hawaii" or "Nutrex") and Cyanotech Japan YK ("Cyanotech Japan" or "CJYK"). Beginning in the second quarter of the fiscal year ended March 31, 2008, all business formerly conducted through Cyanotech Japan was absorbed by Cyanotech Corporation headquarters operations, and Cyanotech Japan was dissolved November 30, 2007. The dissolution of CJYK did not have a material impact on the Company's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Management reviews these estimates and assumptions periodically and reflects the effect of revisions in the period that they are determined to be necessary. Actual results could differ significantly from those estimates and assumptions.

Foreign Currency Translation and Risk

The Japanese Yen was the functional currency for Cyanotech Japan. As such, Cyanotech Japan's revenues and expenses were translated at average rates of exchange prevailing during 2008 and 2007. Due to the dissolution of Cyanotech Japan in the third quarter of 2008, no Cyanotech Japan assets and liabilities remained as of March 31, 2009. Translation adjustments for Cyanotech Japan during the year ended March 31, 2008 have been charged or credited to accumulated other comprehensive income (loss) in stockholders' equity. Currently Cyanotech Corporation transacts entirely in US dollars and does not hedge any foreign currency risk through the use of derivative financial instruments. For the years ended March 31, 2009, 2008 and 2007, the difference between net income (loss) and comprehensive income (loss) is $0, $4,000 and $(7,000), respectively, which is attributable to foreign currency translation adjustment losses.

Financial Instruments

Cash and cash equivalents consist of cash and highly liquid debt instruments such as commercial paper and certificates of deposit with maturities of three months or less at the date of purchase. Short-term investments are certificates of deposits maturing between three and nine months from the purchase date and are stated at cost. Interest earned on short-term investments is deposited monthly into an accessible cash account and is therefore classified as cash and cash equivalents. The Company's practice is to invest cash with financial institutions that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution.

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Management applies the following methods and assumptions in estimating the fair value of each class of financial instruments for all periods presented.

Cash and Cash Equivalents, Short-Term Investments, Accounts Receivable and Accounts Payable Due to the short-term nature of these instruments, management believes that the carrying amounts approximate fair value.

Long-Term Debt The carrying amount of long-term debt approximates fair value as interest rates applied to the underlying debt are adjusted quarterly to market interest rates which approximate current interest rates for similar debt instruments of comparable maturities.

The Company maintains its cash accounts with banks located in Hawaii. The total cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per bank. The Company has cash balances on deposit with a Hawaii bank at March 31, 2009 that exceeded the balance insured by the FDIC in the amount of $700,000.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not accrue interest. The allowance for doubtful accounts reflects management's best estimate of probable credit losses inherent in the accounts receivable balance. The Company determines the allowance based on historical experience, specifically identified nonpaying accounts and other currently available evidence. Management reviews its allowance for doubtful accounts monthly with focus on significant individual past due balances over 90 days. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Market is defined as sales price less cost to dispose and a normal profit margin. Inventory costs include materials, labor and overhead.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment and furniture and fixtures, or the shorter of the land lease term (see Notes 3 and 6) or estimated useful lives for leasehold improvements as follows:

Equipment	3 to 10 years
Furniture and fixtures	7 years
Leasehold improvements	10 to 20 years

Impairment of Long-Lived Assets

The Company accounts for impairment of its equipment or leasehold improvements in accordance with SFAS No. 144. Pursuant to SFAS No. 144, long-lived assets, such as equipment, leasehold improvements and purchased intangibles subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying amount exceeds the asset's fair value. Assets to be disposed of and related liabilities would be separately presented in the consolidated balance sheet. Assets to be disposed of would be reported at the lower of the carrying value or fair value less costs to sell and would not be depreciated.

In the fourth quarter of the fiscal year ended March 31, 2007, the Company concluded that certain production assets were partially impaired as a result of its assessment under SFAS 144. This impairment resulted in a non-cash charge of approximately $4.5 million. The impairment charge was classified within operating expenses in the consolidated statement of operations for the fiscal year ended March 31, 2007. There was no impairment as of March 31, 2009 and 2008. See Note 3 to the consolidated financial statements for further discussion of this impairment charge.

Accounting for Assets Retirement Obligations

The Company applies the provisions of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, and FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, to evaluate the potential liability under the Company's lease for its principal facility and corporate headquarters.

Revenue Recognition

The Company recognizes revenues as goods are shipped to customers (FOB shipping point). The criteria for recognition of revenue are when persuasive evidence that an arrangement exists and both title and risk of loss have passed to the customer, the price is fixed or determinable, and collectability is reasonably assured.

The Company records shipping charges and sales tax in cost of sales.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates applicable to the period that includes the enactment date.

As a result of the implementation of FIN 48 effective April 1, 2008, the Company did not recognize a liability for unrecognized tax benefits and, accordingly, was not required to record any cumulative effect adjustment to beginning of year retained earnings. As of both the date of adoption and March 31, 2009, there was no significant liability for income tax associated with unrecognized tax benefits.

The Company recognized accrued interest related to unrecognized tax benefits as well as any related penalties in interest expense in its condensed consolidated statements of operations, which is consistent with the recognition of these items in prior reporting periods. As of the date of adoption and during the year ended March 31, 2009, there was no accrual for the payment of interest and penalties related to uncertain tax positions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examination by tax authorities for tax years before 2002.

Share-Based Compensation

The Company applies the provisions of SFAS No. 123(R), "Share-Based Payment," for its share-based compensation plans. Under SFAS No. 123(R), share-based compensation cost is measured at fair value. All of the Company's stock options are service based and equity-classified awards. The Company utilizes the Black-Scholes option pricing model to determine the fair value of each option award. Expected volatilities are based on the historical volatility of the Company's stock over a period consistent with that of the expected terms of the options. The expected terms of the options are estimated based on factors such as vesting periods, contractual expiration dates, historical trends in Cyanotech's stock price, and historical exercise behavior. The risk-free rates for periods within the contractual life of the options are based on the yields of U.S. Treasury instruments with terms comparable to the estimated option terms. Compensation expense is recognized over the vesting period of the options.

Per Share Amounts

Basic earnings per common share is calculated by dividing net income (loss) for the year by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is calculated by dividing net income for the year by the sum of the weighted-average number of common shares outstanding during the year, plus the number of potentially dilutive common shares ("dilutive securities") that were outstanding during the year. Dilutive securities include options granted pursuant to the Company's stock option plans, potential shares related to the Employee Stock Purchase Plan and Restricted Stock grants to employees and non-employees. Dilutive securities related to the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Potentially dilutive securities are excluded from the computation of earnings per share in periods in which a net loss is reported, as their effect would be antidilutive. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended March 31, 2009, 2008 and 2007 is presented in Note 7. There were 384,000, 116,000 and 89,000 potentially dilutive shares excluded from income (loss) per share during 2009, 2008 and 2007 respectively, as they were anti dilutive.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3—Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

SFAS No. 157 was effective for the Company's fiscal year beginning April 1, 2008, except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 did not have an impact on the Company's consolidated results of operations, cash flows or financial condition

The Company will adopt SFAS No. 157 for non-financial assets that are recognized or disclosed on a non-recurring basis effective April 1, 2009, and management is currently evaluating the effect, if any, on the Company's consolidated results of operations, cash flows or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair market value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 was effective for the Company's fiscal year beginning April 1, 2008. The adoption of this statement did not have a material impact on the Company's financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations". SFAS No. 141R requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction at fair value as of the acquisition date. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first quarterly reporting period beginning on or after December 15, 2008. The Company was required to adopt SFAS No. 141R in the first quarter of calendar year 2009. The adoption of this statement did not have a material impact on the Company's financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 is effective for fiscal years beginning after December 15, 2008. Management does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statements No. 133." This statement enhances the disclosure requirements for derivative instruments and hedging activities, and thereby is designed to improve the transparency of financial reporting. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FAS 142-3") that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." The intent of FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 and other U.S. generally accepted accounting principles. FAS 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. Management is currently evaluating the impact of this pronouncement on its consolidated financial statements, if any.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 was effective on November 15, 2008. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

Note 2 Inventories

Inventories consist of the following as of March 31, 2009 and 2008:

	2009	2008
	(in thousands)	
Raw materials	$323	$321
Work in process	329	214
Finished goods	2,315	888
Supplies	157	178
	$3,124	$1,601

Note 3 Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements consists of the following as of March 31, 2009 and 2008:

	2009	2008
	(in thousands)	
Equipment	$6,526	$6,335
Leasehold improvements	7,580	7,348
Furniture and fixtures	117	94
	14,223	13,777
Less accumulated depreciation and amortization	(10,031)	(9,600)
Construction in-progress	124	92
	$4,316	$4,269

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144. No such event occurred during the two fiscal years ended March 31, 2009 and 2008. As discussed in Note 1, the Company recorded an impairment of $4.5 million in 2007.

Note 4 Accrued Expenses

Components of accrued expenses as of March 31, 2009 and 2008 are as follows:

	2009	2008
	(in thousands)	
Wages, commissions and royalties	$257	$216
Professional fees	11	—
Other accrued expenses	176	104
	$444	$320

Note 5 Long-Term Debt

Long-term debt consists of the following as of March 31, 2009 and 2008 as follows:

	2009	2008
	(in thousands)	
Term loans	$1,529	$2,072
Less current maturities	(620)	(567)
Long-term debt, excluding current maturities	$909	$1,505

In April 2000, the Company executed a Term Loan Agreement ("Term Loan A") with a lender providing for $3.5 million in aggregate credit facilities, secured by the Company's assets. Term Loan A has a maturity date of May 1, 2010 and is payable in 120 equal monthly principal payments plus interest. The interest rate under Term Loan A, in the absence of a default under the agreement, is the prime rate, in effect as of the close of business on the first day of each calendar quarter, plus 1%. As of March 31, 2009 and 2008, the prime rate was 3.25% and 5.25%, respectively. The balance under this loan was $551,000 and $993,000 at March 31, 2009 and 2008, respectively. The Company is prohibited from declaring any common stock dividends without the lender's prior written consent. A warrant to purchase 5,000 shares of the Company's common stock was issued in conjunction with this Term Loan. The warrant expires in April 2011 and has an exercise price of $10.20 per share. The warrant may only be exercised after the Company has repaid the Term Loan in full. The credit agreement requires the Company to meet certain financial covenants. The Company was in compliance with these financial covenants at March 31, 2009.

In February 2008, the Company executed another Term Loan Agreement ("Term Loan B") with the same lender providing for $1.1 million in aggregate credit facilities, secured by the Company's assets. Term Loan B has a maturity date of March 1, 2015 and is payable in 84 equal monthly principal payments plus interest. The interest rate under Term Loan B, in the absence of a default under the agreement, is the prime rate, in effect as of the close of business on the first day of each calendar quarter, plus 1%. As of March 31, 2009 and 2008, the prime rate was 3.25% and 5.25%, respectively. The balance under this loan was $950,000 and $1,078,000 at March 31, 2009 and 2008, respectively. The Company is prohibited from declaring any common stock dividends without the lender's prior written consent.

A $250,000 restricted cash deposit continues to be held to secure these loans and is included in Other Assets in the accompanying consolidated Balance Sheets at March 31, 2009 and 2008.

In March 2009, the Company executed a Term Loan Agreement with John Deere credit providing for $29,340 in equipment, secured by the equipment financed. The Term Loan has a maturity date of March 25, 2013 and is payable in 48 equal monthly principal payments. The interest rate under this Term Loan is 0%. Imputed interest at a rate of 2% (cash discount offered by seller) has been recorded and will be amortized as interest over the term of the loan. The face value of the term loan is reported in the balance sheet at $29,340, less the unamortized discount of $2,053. No amortization of discount is recognized in the income statement for the year ended March 31, 2009.

Future principal payments under the loan agreements as of March 31, 2009 are as follows:

Year ending March 31	(in thousands)
2009	$620
2010	236
2011	162
2012	168
2013	168
Thereafter through 2015	175
Total principal payments	$1,529

Note 6 Leases

The Company's principal facility and its corporate headquarters are located at the Natural Energy Laboratory of Hawaii Authority ("NELHA") at Keahole Point in Kailua-Kona, Hawaii. The property is leased from the State of Hawaii under a 30-year commercial lease expiring in 2025. Under the terms of the existing NELHA lease, the Company could be required to remove improvements at the end of the lease term. Based upon communications with NELHA and an analysis pursuant to Statement of Financial Accounting Standards No. 143 and FASB Interpretation No. 47, we do not believe the projected cost for such removal to be material to the consolidated financial statements, or likely, given historical practices. However, conditions could change in the future. It is not possible to predict such changes or estimate any impact thereof.

The Company leases facilities, equipment and land under operating leases expiring between 2009 and 2025. The land lease provides for contingent rentals in excess of minimum rental commitments based on a percentage of the Company's sales. Contingent rental for the years ended March 31, 2009, 2008 and 2007 was $13,000, $46,000 and $52,000, respectively.

Future minimum lease payments under non-cancelable operating leases at March 31, 2009 are as follows:

Year ending March 31	(in thousands)
2010	$169
2011	161
2012	151
2013	148
2014	148
Thereafter through 2026	1,739
Total minimum lease payments	$2,516

Rent expense, including contingent rent, under operating leases amounted to $249,000, $268,000 and $283,000 for the years ended March 31, 2009, 2008 and 2007, respectively.

Note 7 Share-Based Compensation

The Company has adopted the provisions of SFAS No. 123(R), "Share-Based Payment," for its share-based compensation plans. SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award. If an award vests or becomes exercisable based on the achievement of a condition other than service, such as for meeting certain performance or market condition, the award is classified as a liability. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. The Company currently has no liability-classified awards. Equity-classified awards, including grants of employee stock options, are measured at the grant-date fair value of the award and are not subsequently remeasured unless an award is modified. The cost of equity-classified awards is recognized in the income statement over the period during which an employee is required to provide the service in exchange for the award which equals the vesting period. All of the Company's stock options are service-based awards, and because the Company's future employee incentive stock options are "plain vanilla," as defined by the U. S. Securities and Exchange Commission in Staff Accounting Bulletin No. 107, they are reflected in Stockholders' Equity.

Stock Options

As of March 31, 2009, the Company had the following two shareholder approved stock plans under which shares were available for equity-based awards: The 2005 Stock Option Plan (the "2005 Plan") wherein 700,000 shares of common stock are reserved for issuance until the Plan terminates on August 21, 2015, which includes 500,000 additional shares of common stock pursuant to a vote of the Company's stockholders on September 9, 2008, and; The Independent Director Stock Option and Stock Grant Plan (the "2004 Directors Plan") wherein 75,000 shares of common stock are reserved for issuance until the Plan terminates in 2014.

Under the 2005 Plan, eligible employees and certain independent consultants may be granted options to purchase shares of the Company's common stock. The shares issuable under the 2005 Plan will either be shares of the Company's authorized but previously unissued common stock or shares reacquired by the Company, including shares purchased on the open market. As of March 31, 2009, 214,282 options remain available for grant under the 2005 Plan. Concurrent with the 2005 Plan approval, the 1995 Stock Option Plan was terminated, except for the outstanding options issued thereunder.

Under the 2004 Directors Plan, upon election to the Board of Directors, a newly elected non-employee director is granted a ten-year option to purchase 1,000 shares of the Company's common stock at fair market value on the date of grant. Options granted vest and become exercisable six months from the date of grant. In addition, on the date of each Annual Meeting of Stockholders, each non-employee director continuing in office is automatically issued 875 shares of common stock, non-transferable for nine months following the date of grant. Compensation expense recognized for shares issued under the 2004 Plan was $7,000 and $4,000 for the fiscal years ended March 31, 2009 and 2008, respectively. No expense was recognized in 2007. As of March 31, 2009, 53,875 options remain available for grant under the 2004 Plan. Concurrent with the 2004 Plan approval on August 16, 2004, the 1994 Non-Employee Director Stock Option and Stock Grant Plan was terminated except for the outstanding options issued thereunder.

The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans:

	As of March 31, 2009		
	Authorized	Available	Outstanding
2005 Plan	700,000	214,282	485,718
2004 Plan	75,000	53,875	1,000
1995 Plan	—	—	20,753
1994 Plan	—	—	2,250
Total	775,000	268,157	509,721

All stock option grants made under the 2005 Plan and the 2004 Directors Plan were at exercise prices no less than the Company's closing stock price on the date of grant. Options under the 2005 Plan and 2004 Directors Plan were determined by the Board of Directors or the Stock Option and Compensation Committee of the Board in accordance with the provisions of the respective plans. The terms of each option grant include vesting, exercise, and other conditions are set forth in a Stock Option Agreement evidencing each grant. No option can have a life in excess of ten (10) years. The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The model requires various assumptions, including a risk-free interest rate, the expected term of the options, the expected stock price volatility over the expected term of the options, and the expected dividend yield. Compensation expense for employee stock options is recognized ratably over the vesting term. Compensation expense recognized for options issued under the 2005 Plan was $246,000 for the year ended March 31, 2009 and is classified as General and Administrative expense in the consolidated condensed statement of operations. There was no compensation expense recognized under the 2005 Plan for the years ended March 31, 2008 and 2007.

A summary of option activity under the Company's stock plans for the fiscal years ended March 31, 2009, 2008 and 2007 is presented below:

Option Activity	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2006	117,231	$3.92	2.08 years	$(121,920)
Granted	—	—		
Exercised	(1,575)	$2.15		
Expired	(19,625)	$3.85		
Forfeited	(11,859)	$4.53		
Outstanding at March 31, 2007	84,172	$3.86	1.77 years	$(186,862)
Granted	47,350	$1.60		
Exercised	—	—		
Expired	(17,700)	$2.36		
Forfeited	(2,375)	$3.11		
Outstanding at March 31, 2008	111,447	$3.15	4.9 years	$(176,086)
Granted	443,168	$1.84		
Exercised	—	—		
Forfeited or expired	(44,894)	$4.05		
Outstanding at March 31, 2009	509,721	$2.11	8.9 years	$38,130
Exercisable at March 31, 2009	28,258	$3.85	2.1 years	$(51,873)

The aggregate intrinsic value in the tables above is before applicable income taxes and represents the amount optionees would have received if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price of $2.01 per share for such day.

A summary of the Company's non-vested options for the year ended March 31, 2009 is presented below:

Nonvested Options	Shares	Weighted Average Grant-Date Fair Value
Nonvested at March 31, 2008	47,350	$1.60
Granted	443,168	1.84
Vested	(4,255)	1.60
Forfeited or expired	(4,800)	1.60
Nonvested at March 31, 2009	481,463	$1.82

The following table summarizes the weighted average characteristics of outstanding stock options as of March 31, 2009:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Remaining Life (Years)	Weighted Average Price	Number of Shares	Weighted Average Price
$1.41-$2.60	487,218	9.32	$1.82	5,755	$1.70
$4.20-$6.50	22,503	.67	4.39	22,503	4.39
Total stock options	509,721	8.94	$2.11	28,258	$3.85

There were 443,168 stock options granted during the year ended March 31, 2009. The range of fair value assumptions related to options granted during the year ended March 31, 2009 are:

Exercise Price:	$1.41 - $2.12
Volatility:	101.9 - 103.6%
Risk Free Rate:	4.0 - 4.7%
Vesting Period:	1 - 4 years
Forfeiture Rate:	0 - 15%
Expected Life	5.0 - 6.5 years

As of March 31 2009, total unrecognized stock-based compensation expense related to unvested stock options was $380,521. Of the 481,463 unvested options, 393,168 options cliff vest as follows: 131,056 of the options have an exercise price of $1.41 and cliff vest 100% on May 16, 2009; 131,056 of the options have an exercise price of $2.12 and cliff vest 100% on May 16, 2010; and 131,056 of the options have an exercise price of $2.12 and cliff vest 100% on May 16, 2011. These cliff vesting options have a combined unrecognized compensation expense of $336,685 as of March 31, 2009 that will be amortized over a remaining 1.5 months, 13 months and 25 months, respectively. The unrecognized compensation expense of $43,837 for the remaining 92,550 unvested options is expected to be amortized over a remaining weighted-average period of 3.32 years through December 3, 2012.

Warrants

The Company had outstanding at March 31, 2009 and 2008, a single warrant which allows the warrant holder rights to acquire 5,000 shares of the Company's common stock. The warrant was valued at the date of grant and was amortized as a premium, but was subsequently deemed to have no value as a result of a reverse split which occurred in a prior year. Accordingly, no current expense is recognized. The warrant expires in April 2011 and has an exercise price of $10.20 per share.

Note 8 Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the potentially dilutive effect of outstanding stock options and warrants using the treasury stock method and convertible securities using the "if-converted" method.

Reconciliations between the numerator and the denominator of the basic and diluted earnings per share computations for the years ended March 31, 2009, 2008 and 2007 are as follows:

	Net Income (Loss) (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share amounts)		
Year ended March 31, 2009:			
Basic income per share	$1,142	5,244	$0.22
Effective dilutive securities—Common stock options	—	4	—
Diluted income per share	$1,142	5,248	$0.22
Year ended March 31, 2008:			
Basic and diluted loss per share	$(1,139)	5,242	$(0.22)
Year ended March 31, 2007:			
Basic and diluted loss per share	$(7,425)	5,234	$(1.42)

The following securities were excluded from the calculation of diluted earnings per share because their effect was antidilutive due to the net loss recorded by the Company during each year.

	2009	2008	2007
	(in thousands)		
Stock options and warrants	384	116	89

Note 9 Profit Sharing Plan

The Company sponsors a profit sharing plan for all employees not covered under a separate management incentive plan. Under the profit sharing plan, a percentage determined by the Board of Directors of pre-tax profits on a quarterly basis may be allocated to non-management employees at management's discretion. The profit sharing bonus may be distributed all in cash on an after-tax basis or distributed half in cash (on an after-tax basis) and the remainder deposited in an employee's 401(k) account on a pre-tax basis with a five year vesting schedule, based on years of service with the Company. Employees may also make voluntary pre-tax contributions to their 401(k) accounts. For the fiscal year ended March 31, 2009, compensation expense under this plan was approximately $64,000. There was no such compensation expense for fiscal years 2008 or 2007.

Note 10 Major Customers and Geographic Information

Net sales by product line for the years 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in thousands)		
Net sales:			
Spirulina products	$6,835	$5,980	$6,090
Natural astaxanthin products			
NatuRose	—	443	1,142
BioAstin	7,093	4,808	2,354
Other products	22	133	97
	$13,950	$11,364	$9,683

The Company has two major European customers. Sales to a single spirulina customer were approximately $1,521,000, or 11% of our total net sales for the year ended March 31, 2009. Sales to this customer for fiscal 2008 and 2007 were $1,149,000 (10% of net sales) and $937,000 (10% of net sales), respectively. Sales to a single astaxanthin customer were approximately $1,806,000 or 13% of sales for the year ended March 31, 2009. Sales to this customer were 3.5% and 0% of net sales for the fiscal years 2008 and 2007, respectively.

The following table presents sales for the years 2008, 2007 and 2006 by geographic region:

	2009		2008		2007	
			(dollars in thousands)			
Net sales(1):						
United States	$7,367	53%	$6,482	57%	$5,275	54%
Germany	2,029	15	650	6	164	2
The Netherlands	1,527	11	1,152	10	937	10
Japan	261	2	277	2	772	8
Other areas	2,766	19	2,803	25	2,535	26
	$13,950	100%	$11,364	100%	$9,683	100%

(1) Net sales are attributed to countries based on location of customer.

Note 11 Income Taxes

Income (loss) before income tax expense (benefit) consisted of:

	2009	2008	2007
		(in thousands)	
United States	$1,164	$(1,094)	$(7,358)
Foreign	—	(45)	(76)
Income (loss) before income tax expense (benefit)	$1,164	$(1,110)	$(7,434)

The following table reconciles the amount of income taxes computed at the federal statutory rate of 34%, for all periods presented, to the amount reflected in the Company's consolidated statements of operations for the years ended March 31, 2009, 2008 and 2007:

	2009	2008	2007
		(in thousands)	
Tax provision (benefit) at federal statutory income tax rate	$396	$(377)	$(2,528)
State income taxes (benefit), net of federal income tax effect	47	(47)	(314)
Increase (decrease) in valuation allowance for deferred tax assets	(511)	470	2,526
Stock based compensation	85	—	—
Other, net	5	(17)	307
Income tax expense (benefit)	$22	$29	$(9)

The tax effects of temporary differences related to various assets, liabilities and carry forwards that give rise to deferred tax assets and deferred tax liabilities as of March 31, 2009 and 2008 are as follows:

	2009	2008
	(in thousands)	
Deferred tax assets:		
Net operating loss carry forwards	$6,180	$6,418
Impairment loss on equipment & leasehold improvements for financial reporting purposes	2,768	2,768
Inventory differences	306	92
Tax credit carry forwards	151	124
Other	70	46
Gross deferred tax assets	9,475	9,448
Less valuation allowance	(7,814)	(8,325)
Net deferred tax assets	1,661	1,123
Deferred tax liability: Depreciation and amortization	(1,661)	(1,123)
Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which net deferred tax assets are deductible, management does not believe it is more likely than not the Company will realize a portion of its gross deferred tax assets, and has thus established a valuation allowance to reflect its estimated realizability. The amount of the deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period change.

Income tax expense (benefit) for the years ended March 31, 2009, 2008 and 2007 consisted of:

	2009	2008	2007
	(in thousands)		
Current:			
Foreign	$—	$—	$—
Federal	20	—	—
State	2	29	(9)
Total current	22	29	(9)
Deferred:			
Foreign	—	—	—
Federal	—	—	—
State	—	—	—
Total deferred	—	—	—
Income tax expense (benefit)	$22	$29	$(9)

At March 31, 2009, the Company has net operating loss carry forwards and tax credit carry forwards available to offset future federal income tax as follows (in thousands):

Expires March 31,	Net Operating Losses	Research and Experimentation Tax Credits
2011	$—	$23
2012	—	9
2018	—	—
2019	3,605	—
2020	2,051	7
2021	1,727	2
2022	3,161	—
2023	1,863	—
2026	159	—
2027	2,665	—
2028	1,612	—
	$16,843	$41

In addition, at March 31, 2009, the Company has alternative minimum tax credit carry forwards of approximately $110,000 available to reduce future federal regular income taxes over an indefinite period.

At March 31, 2009, the Company has state tax net operating loss carry forwards of $11,562,000 which expire in March 31, 2019 through 2026, available to offset future Hawaii and California state taxable income.

Note 12 Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(in thousands, except per share data)				
2009					
Net sales	$3,701	$3,274	$3,553	$3,422	$13,950
Gross profit	1,304	1,378	1,566	1,264	5,512
Net income	271	163	514	194	1,142
Net income per share—					
Basic and Diluted	0.05	0.03	0.10	0.04	0.22
2008					
Net sales	$2,583	$2,604	$2,763	$3,414	$11,364
Gross profit	746	768	353	1,204	3,071
Net income (loss)	(382)	(344)	(594)	181(1)	(1,139)
Net income (loss) per share—					
Basic and Diluted	(0.07)	(0.07)	(0.11)	0.03	(0.22)

(1) The fourth quarter of 2008 includes an adjustment for sales and use taxes which decreased net income by $46,000 that relates to prior periods. Management concluded that the adjustment was not material to the current and prior years consolidated financial statements as a whole.

Note 13 Subsequent Event

On April 24, 2009, the Company entered into an agreement with First Hawaiian Bank for a Line of Credit in the amount of $150,000 for a term of one year. The obligation is secured by the Company's U.S. accounts receivable and bears a variable interest rate based on prime plus 2%. The lender under the Company's existing Term Loans has subordinated its position up to $150,000 of U.S. accounts receivable.

On April 30, 2009, the Company issued 113,000 stock options to employees under the 2005 Plan. The options are classified as "Equity" options and vest progressively over four years based on continued employment. The exercise price of the options is $2.09 which was the closing price of the Company's common stock on the date of the grants.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On July 16, 2008, the Company announced the dismissal of its previous independent accountants, KPMG LLP (the "Previous Accountants"), and on July 22, 2008, engaged Grant Thornton (the "New Accountants") as the Company's new principal independent registered public accounting firm to audit its financial statements for the fiscal year ended March 31, 2009.

The reports of the Previous Accountants on the Company's financial statements for each of the Company's fiscal years ended March 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change independent accountants was approved by the Board of Directors of the Company.

During the period from April 1, 2006 through July 16, 2008, no events described in Item 304(a)(1)(iv) of Regulation S-K occurred with respect to the Company, however, there were reportable events as that term is described in Item 304(a)(1)(v) of Regulation S-K. The Previous Accountants, advised the Company of the following material weaknesses:

- A material weakness related to controls around the Company's inventory process as of March 31, 2008, and
- The Company did not have adequately trained internal accounting resources as of March 31, 2007.

The Audit Committee discussed the reportable events with the Previous Accountants. The Company also authorized the Previous Accountants to respond fully to the inquiries of the New Accountants concerning the subject matter of the reportable events.

During the fiscal years ended March 31, 2008 and 2007, and through July 16, 2008, the Company had no disagreement with the Previous Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Previous Accountants, would have caused the Previous Accountants to make reference to the subject matter of the disagreement in connection with its report on the Company's financial statements for such fiscal periods. The Company provided the Previous Accountants with a copy of the necessary disclosures.

During the period from April 1, 2006 through July 16, 2008, the Company did not consult with the New Accountants regarding (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered with respect to the Company's financial statements for which advice was provided that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a "disagreement" or a response to Items 304(a)(l)(iv) of Regulation S-K.

Item 9A(T). Controls and Procedures

As required by Regulation S-K Rules 307, 308T and 404, Cyanotech Corporation management has assessed the effectiveness of internal control over financial reporting.

Disclosure controls and procedures are processes and procedures that are designed to ensure that information required to be disclosed by the company is recorded, processed, summarized and reported, within the time periods as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of the year ended March 31, 2009, management conducted an evaluation (under the supervision and with the participation of the chief executive officer and the chief financial officer), pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, of the effectiveness of the company's disclosure controls and procedures. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of March 31, 2009 due to the material weakness in internal control over financial reporting described below.

A material weakness in internal control over financial reporting (as defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board) is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by the entity's internal control.

As noted in prior years' Form 10-K, errors were identified in the calculations and applications of certain accounting practices relation to the carrying value of inventory. Accordingly, the Company has taken measures over the past two years to correct the identified weakness: (1) The Company engaged the services of qualified independent consultants to advise the Company on improvements to internal controls and procedures; (2) the company added to its staff of educated and experienced accounting personnel; and (3) consultants independent from those who assisted with improvements and procedures have tested the Company's internal controls over financial reporting concurrent with this Form 10-K. Based on these measures management believes systems and procedures are in place to reasonably ensure accurate financial data. However, these controls and procedures continue to rely heavily on manual transfers of data, manual calculations and supervisory review of the work product. It is not practical to believe that such manual activities will eliminate the possibility of a material misstatement of the annual or interim financial statements.

The Company's Board of Directors approved and adopted a remediation plan for improving our internal controls and procedures. In accordance with this plan, management will ensure compliance with generally accepted accounting principles (GAAP), address key financial reporting risk elements, subject its disclosures to a rigorous review process prior to releasing financial statements, update its inventory accounting systems and procedures to properly accommodate specific inventoriable fixed costs in accordance with GAAP and, apply resources with the critical skills necessary to ensure full compliance with GAAP.

Changes in Internal Control over Financial Reporting.

In order to address the material weakness identified in the prior years, we have continued to make changes in our internal controls over financial reporting, during the year ended March 31, 2009. These changes, designed to improve our internal controls and procedures, relate to proper accounting for inventory costs in accordance with GAAP and with internal control over financial reporting. As discussed above, we believe systems and procedures are in place to reasonably ensure accurate financial data. However, these controls and procedures continue to rely heavily on manual transfers of data, manual calculations and supervisory review of the work product. It is not practical to believe that such manual activities will eliminate the possibility of a material misstatement of the annual or interim financial statements. Therefore, the Company has undertaken to upgrade our resource management software to provide a single source for all financial data; establish access controls to data and transactions; and to automate allocations, calculations and periodic reports. The upgrade is expected to take approximately twelve months.

Limitations on the Effectiveness of Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistakes. Controls can also be circumvented by the individual acts of some persons, or by collusion of two or more people. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Not applicable

PART III

Item 10. Directors and Executive Officers of the Registrant

Information with respect to Directors may be found under captions "Proposal One: Election of Directors," "Board Meetings and Committees," "Director Compensation," "Security Ownership of Certain Beneficial Owners and Management: and "Compliance with Section 16(a) of the Exchange Act" contained in Cyanotech's definitive 2009 proxy Statement. Information on Executive Officers may be found under the caption "Executive Officers" contained in Cyanotech's definitive 2009 Proxy Statement.

We have adopted the Cyanotech Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "Code of Ethics") included in our code of Conduct. Our Code of Conduct and Ethics is publicly available on our website at *www.cyanotech.com.* If we make any substantive amendments to or grant any waiver from such Code relating to our Chief Executive Officer, Chief Financial Officer or Controller, we will disclose the nature of such amendment in a report on Form 8-K and amend the website disclosure.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the sections captioned "Executive Compensation and Other Information," "Equity Compensation Plan Information," "Option Grants in Last Fiscal Year," "Aggregated Options Exercises in Last Fiscal Year and Fiscal Year-End Option Values," and "Stockholder Return Performance Graph" contained in Cyanotech's definitive 2009 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The security ownership information required by this Item is incorporated herein by reference from the sections captioned "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" contained in Cyanotech's definitive 2009 Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated herein by reference from the sections captioned "Related Party Transactions" contained in Cyanotech's definitive 2009 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information concerning principal accountant fees and services appears under the heading "Independent Registered Public Accounting Firm's Fees" in Cyanotech's definitive 2009 Proxy Statement.

PART IV

Item 15. Financial Statement Schedules and Exhibits

(a) Financial Statements and Schedules

- The following Financial Statements of Cyanotech Corporation and subsidiaries and the Report of Independent Registered Public Accounting Firm are included in Item 8 of this report:

- The following financial statement schedule is included in this report on the pages indicated below:

Financial statement schedules not listed above have been omitted since they are either not required, not applicable or the information is included in the consolidated financial statements or notes thereto.

(b) Exhibit Listing

Exhibit Number	Document Description
3.1	Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1996, File No. 0-14602)
3.2	Certificate of Amendment to Restated Articles of Incorporation effective September 1, 2004 (Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K filed April 2, 2007, File No. 0-14602)
3.3	Certificate of Change to Restated Articles of Incorporation effective November 3, 2006 (Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K filed March 20, 2007, File No. 0-14602)
3.4	Amended Bylaws (Incorporated by reference to Exhibit 3.3 to the Company's Report on Form 8-K filed April 22, 2009, File No. 0-14602)
4.1	Specimen Common Stock (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10K for the year ended March 31, 2007, File No. 0-14602)
4.2	Term Loan Agreement dated April 21, 2000 between the Company and B&I Lending, LLC (Incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended March 31, 2000, File No. 0-14602).
4.3	Term Loan Agreement dated February 20, 2008 between the Company and B&I Lending, LLC. (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10K for the year ended March 31, 2008, File No. 0-14602)
10.1	1994 Non-Employee Directors Stock Option and Stock Grant Program (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1994, File No. 0-14602)
10.2	1995 Stock Option Plan for Cyanotech Corporation dated August 9, 1995, as amended (Incorporated by reference to Exhibit 4(c) to the Company's Registration Statement on Form S-8 filed on October 27, 1995, File No. 33-63789)
10.3	Sub-Lease Agreement between the Company and Natural Energy Laboratory of Hawaii Authority dated December 29, 1995 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1995, File No. 0-14602)
10.4	2005 Stock Option Plan for Cyanotech Corporation dated August 22, 2005, incorporated by reference to Exhibit A of the Company's definitive Proxy Statement filed July 14, 2005, File No. 0-14602
10.5	2004 Independent Director Stock Option and Restricted Stock Grant Plan for Cyanotech Corporation dated August 16, 2004 (Incorporated by reference as Exhibit D to the Company's definitive Proxy Statement filed July 2, 2004, File No. 0-14602)
10.6	Letter Agreement with Chief Executive Officer dated May 16, 2008 (Incorporated by reference as Exhibit 99.2 to the company's Report on Form 8-K filed on May 22, 2008, File No. 0-14602)
14.1	Amended Code of Ethics for Chief Executive Officer and Senior Financial Officers, which is included in the Code of Conduct and Ethics. (Incorporated by reference to Exhibit 99.2 to the Company's Report on Form 8-K filed on December 19, 2005, and by reference and attachment to the Company's Internet address www.cyanotech.com.)
21.1	Subsidiaries of the Company (Incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2003, File No. 0-14602)
23.1*	Consent of Independent Registered Public Accounting Firm signed June 24, 2009—Grant Thornton LLP
23.2*	Consent of Independent Registered Public Accounting Firm signed June 24, 2009—KPMG LLP
31.1*	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed as of June 24, 2009
31.2*	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed as of June 24 2009.
32.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed as of June 24, 2009.
32.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed as of June 24, 2009.

* Included herewith. Other exhibits were filed as shown above.

Schedule II

Cyanotech Corporation and Subsidiaries
Valuation and Qualifying Accounts

Years Ended March 31, 2009, 2008 and 2007
(In Thousands)

Description	Balance at Beginning of Year	Additions: Charged to Costs and Expense	Additions: Charged to Other Accounts	Deductions	Balance at End of Year
Allowance for Doubtful Receivables:					
2009	$23	$5	$—	$14	$14
2008	$23	$0	$—	$0	$23
2007	$25	$12	$—	$14	$23

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cyanotech Corporation:

Under date of June 26, 2008, we reported on the consolidated balance sheet of Cyanotech Corporation and subsidiaries (the Company) as of March 31, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended March 31, 2008. These consolidated financial statements and our report thereon are included in the Company's annual report on Form 10-K for the year 2009. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule as listed in Item 15(a)(2). The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Honolulu, Hawaii
June 26, 2008

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 24th day of June, 2009

CYANOTECH CORPORATION

By: /s/ Andrew Jacobson
Andrew Jacobson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Andrew Jacobson Andrew Jacobson	President and Chief Executive Officer (Principal Executive Officer) and Director	June 24, 2009
/s/ Deanna L. Spooner Deanna L. Spooner	Chief Financial Officer, Vice President—Finance and Administration, Secretary and Treasurer (Principal Financial and Accounting Officer)	June 24, 2009
/s/ Gregg W. Robertson Gregg W. Robertson	Chairman of the Board	June 24, 2009
/s/ Gerald R. Cysewski, PH.D. Gerald R. Cysewski	Director and Chief Scientific Officer	June 24, 2009
/s/ Michael A. Davis Michael A. Davis	Director	June 24, 2009
/s/ David I. Rosenthal David I. Rosenthal	Director	June 24, 2009
/s/ John T. Waldron John T. Waldron	Director	June 24, 2009

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cyanotech Corporation:

We have issued our report dated June 24, 2009, with respect to the consolidated financial statements and financial statement schedule listed in index appearing under 15(a)(2) in the Annual Report of Cyanotech Corporation and subsidiary on Form 10-K for the year ended March 31, 2009. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Cyanotech Corporation and subsidiary on Form S-3 (File Nos. 333-42486, 333-97755, and 333-101401) and on Forms S-8 (File Nos. 33-63789, 333-42484, 333-141911, 333-141912 and 333-154165).

/s/ Grant Thornton LLP

Honolulu, Hawaii
June 24, 2009

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cyanotech Corporation:

We consent to the incorporation by reference in the Registration Statement Nos. 33-63789, 333-42484, 333-141911, 333-141912 and 333-154165 on Form S-8 and 333-42486, 333-97755, and 333-101401 on Form S-3 of Cyanotech Corporation of our reports dated June 26, 2008, with respect to the consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended March 31, 2008, and the related financial statement schedule, which reports appear in the March 31, 2009 annual report on Form 10-K of Cyanotech Corporation.

/s/ KPMG

Honolulu, Hawaii
June 24, 2009

Exhibit 31.1

Certification Pursuant
To 18 U. S. C. Section 1350,
As Adopted Pursuant To
Section 302 of the Sarbanes-Oxley Act of 2002

I, Andrew Jacobson, President and Chief Executive Officer and Director certify that:

1. I have reviewed this annual report on Form 10-K of Cyanotech Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 24, 2009

/s/ Andrew H. Jacobson

Andrew H. Jacobson
President and Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

Certification Pursuant
To 18 U. S. C. Section 1350,
As Adopted Pursuant To
Section 302 of the Sarbanes-Oxley Act of 2002

I, Deanna L. Spooner, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 10-K of Cyanotech Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 24, 2009

/s/ Deanna L. Spooner

Deanna L. Spooner
Vice President—Finance & Administration and CFO
(Principal Financial and Accounting Officer)

Exhibit 32.1

Certification Pursuant
To 18 U.S.C. 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Cyanotech Corporation (the "Company") on Form 10-K for the period ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrew H. Jacobson, Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act (15 U.S.C. 78m or 78o (d)); and

2) The information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of the Company.

Date: June 24, 2009

/s/ Andrew H. Jacobson

Andrew H. Jacobson,
President and Chief Executive Officer
and Director
(Principal Executive Officer)

Exhibit 32.2

Certification Pursuant
To 18 U.S.C. 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Cyanotech Corporation (the "Company") on Form 10-K for the period ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Deanna L. Spooner, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act (15 U.S.C. 78m or 78o (d)); and

2) The information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of the Company.

Date: June 24, 2009

/s/ Deanna L. Spooner
Deanna L. Spooner
Vice President—Finance & Administration and CFO
(Principal Financial and Accounting Officer)

Officers

Andrew H. Jacobson
President and Chief Executive Officer, effective May 16, 2008

Gerald R. Cysewski, Ph.D.
Executive Vice President and Chief Scientific Officer, effective May 16, 2008
Chairman of the Board, President and Chief Executive Officer, prior to May 16, 2008

Deanna L. Spooner
Chief Financial Officer, Vice President of Finance and Administration, Secretary and Treasurer

Robert J. Capelli
Vice President of Sales

Glenn D. Jensen
Vice President of Operations

Theron J. Cole
Human Resources Director and Assistant Secretary

Directors

Gregg W. Robertson[1, 2]
Chairman and Lead Independent Director, effective May 16, 2008

Gerald R. Cysewski, Ph.D.

Michael A. Davis[2, 3]

Andrew H. Jacobson
Effective May 16, 2008

David I. Rosenthal[1, 3]

John T. Waldron[1, 2, 3]

[1] Member of Audit Committee
[2] Member of Compensation and Stock Option Committee
[3] Member of the Nominating and Corporate Governance Committee

Corporate Headquarters

Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy.
Suite 102
Keahole Point
Kailua-Kona, HI 96740
Tel (808) 326-1353
Fax (808) 329-3597
www.cyanotech.com

Wholly-owned Subsidiaries

Nutrex Hawaii, Inc.
Cyanotech Japan YK (Discontinued and dissolved November 30, 2007.)

Investor Relations

Russell Communications Group
Tel (310) 559-4955 x101
brussell@cyanotech.com

Deanna L. Spooner
Chief Financial Officer
dspooner@cyanotech.com

Transfer Agent and Registrar

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
Tel (303) 262-0600
www.computershare.com

Independent Registered Public Accountants

Grant Thornton LLP
(Client-Auditor relationship effective July 22, 2008)
1132 Bishop Street, Suite 2500
Honolulu, HI 96813-2864
www.grantthornton.com

KPMG LLP
(Client-Auditor relationship ceased July 10, 2008)
1001 Bishop Street
Pauahi Tower, Suite 2100
Honolulu, Hawaii 96813-3421
www.kpmg.com

Legal Counsel

Goodsill Anderson Quinn & Stifel
P. O. Box 3196
Honolulu, HI 96801-3196
www.goodsill.com

Notice of Annual Meeting

The 2009 Annual Meeting of Stockholders will be held on Wednesday, September 9, 2009, at 3:00 P.M. Hawaii Standard Time at the at the Sheraton Keauhou Bay Resort & Spa, 78-128 Ehukai Street, Kailua-Kona, Hawaii 96740, USA or such other date and time as may be properly determined and communicated to eligible meeting participants.

Additional Information

Copies of Cyanotech's news releases and financial statements are available at our website: http://www.cyanotech.com

Forward-Looking Information

Certain statements herein set forth management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses.

Actual results may differ materially due to a variety of factors including reduced product demand, price competition, government action and weather conditions. Additional information on factors that may affect the Company and cause actual results to differ from current expectations can be found in Cyanotech's filings with the Securities and Exchange Commission.

Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed and traded on the NASDAQ Capital Market under the symbol "CYAN". The closing price of our common stock was $2.10 as of June 22, 2009. The approximate number of holders of record of our common stock was 1,300. The high and low selling prices as reported by NASDAQ were as follows:

Fiscal 2009

Common stock price per share:				
Quarter Ended	June 30	Sept 30	Dec 31	March 31
High	$2.00	$2.12	$2.05	$2.12
Low	$1.41	$1.50	$1.35	$1.12

Fiscal 2008

Common stock price per share:				
Quarter Ended	June 30	Sept 30	Dec 31	March 31
High	$1.90	$1.44	$1.40	$1.68
Low	$1.43	$0.83	$0.79	$1.05

The Company is prohibited from declaring any common stock dividends without the prior written consent of a lender per the conditions of an existing term loan agreement with such lender. The Company has never declared or paid cash dividends on its common stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Cyanotech Corporation's annual report to the Securities and Exchange Commission on Form 10-K, including financial statements and financial statement schedules, for the most recent fiscal year accompany these proxy materials. Additional copies may be obtained by downloading from the Company's website (www.cyanotech.com), including Exhibits to the Form 10-K. Paper copies of the six (6) Exhibits identified in the Form 10-K, Item 15(b) with an asterisk (*) will be furnished upon request from persons making a good faith representation that they were a beneficial owner of the Company's securities on July 13, 2009, and upon payment to the Company of its reasonable expenses for furnishing such copies which will be the lesser of $60 per set or $0.68 per page for those requesting less than a full set. Such written requests should be addressed to: Deanna L. Spooner, Secretary, Cyanotech Corporation, 73-4460 Queen Kaahumanu Hwy., Suite 102, Kailua-Kona, HI 96740.

Cyanotech®

73-4460 Queen Kaahumanu Hwy, Suite 102
Kailua-Kona, Hawaii 96740 USA
www.cyanotech.com

